EXHIBIT 99.3
Consolidated financial statements

Management's responsibility for financial reporting
These financial statements form the basis for all of the financial information that appears in this report.
The financial statements and all of the information in this report are the responsibility of the management of BCE Inc. (BCE) and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte LLP, Independent Registered Public Accounting Firm, have audited the financial statements.
Management has prepared the financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.
Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the Audit Committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.
The board of directors has appointed an Audit Committee, which is made up of unrelated and independent directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this report, and recommending them to the board of directors for approval. You will find a description of the Audit Committee’s other responsibilities in this report. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

(signed) Mirko Bibic
President and Chief Executive Officer

(signed) Curtis Millen
Executive Vice-President and Chief Financial Officer

(signed) Thierry Chaumont
Senior Vice-President, Controller and Tax
March 6, 2025

3 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

Report of independent registered public accounting firm
To the Shareholders and the Board of Directors of BCE Inc.
Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of BCE Inc. and subsidiaries (the "Company") as at December 31, 2024 and 2023, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2024, in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.
Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical audit matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill and intangible assets - Bell Media group - refer to notes 2N, 8, 19 and 22 to the financial statements
Critical Audit Matter Description
Goodwill and indefinite-life intangible assets for the Bell Media group of cash generating units (“Bell Media”) are tested annually or when there is an indication that the assets may be impaired. In the third quarter of 2024, a further decline in advertising demand and spending in the linear advertising market led management to identify impairment indicators for Bell Media’s TV services and radio markets. Consequently, following the impairment assessment, management recognized impairment charges for goodwill, as well as for the English and French TV services and radio markets intangible assets within the Bell Media segment.
When testing goodwill and intangible assets for Bell Media, while there are several assumptions that are required to determine the recoverable amount, the judgments with the highest degree of subjectivity and impact are the operating cash flow projections, and the determination of earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples, discount rates and perpetuity growth rates (“significant assumptions”). Changes in these significant assumptions could have a significant impact on either the recoverable amount of Bell Media, the amount of impairment charge to goodwill and/or intangible assets as required, or both. Auditing the significant assumptions required a high degree of auditor judgment and an increased extent of audit effort, which included the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the significant assumptions used by management to determine the recoverable amount for Bell Media included the following, among others:
•Evaluated the effectiveness of controls over the assessment of goodwill and intangible assets for impairment, including those over the significant assumptions.
•Evaluated management’s ability to accurately project operating cash flows by comparing actual results to management’s historical projections.
•Evaluated the reasonableness of management’s operating cash flow projections by giving consideration to:
•Historical operating cash flows;
•Analyst and industry reports for the Company and certain of its peer companies, and other relevant publicly available information;
•Changes in Bell Media’s operations and the industry that are expected to impact operating cash flow projections, including the advertising market, which continues to be adversely affected by economic uncertainty; and
•Internal communications to management and the Board of Directors.
•With the assistance of fair value specialists, evaluated the reasonableness of the (1) EBITDA multiples, (2) discount rates, and (3) perpetuity growth rates by:
•Testing the source information underlying the determination of the discount rates;
•Reviewing relevant internal and external information, including third-party information and industry reports, to assess the reasonability of the selected EBITDA multiples, discount rates and perpetuity growth rates; and
•Developing ranges of independent estimates and comparing those to the EBITDA multiples, discount rates and perpetuity growth rates selected by management.

/s/ Deloitte LLP
Chartered Professional Accountants
Montréal, Canada
March 6, 2025
We have served as the Company's auditor since 1880.

5 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

Consolidated income statements

For the year ended December 31 (in millions of Canadian dollars, except share amounts)	Note			2024	2023
Operating revenues			3	24,409	24,673
Operating costs		3,	5	(13,820)	(14,256)
Severance, acquisition and other costs			6	(454)	(200)
Depreciation			17	(3,758)	(3,745)
Amortization			19	(1,283)	(1,173)
Finance costs
Interest expense			7	(1,713)	(1,475)
Net return on post-employment benefit plans			27	66	108
Impairment of assets	8,	17,	19	(2,190)	(143)
Other expense			9	(305)	(466)
Income taxes			10	(577)	(996)
Net earnings				375	2,327
Net earnings attributable to:
Common shareholders				163	2,076
Preferred shareholders				181	187
Non-controlling interest			36	31	64
Net earnings				375	2,327
Net earnings per common share - basic and diluted			11	0.18	2.28
Weighted average number of common shares outstanding - basic (millions)				912.3	912.2

Consolidated statements of comprehensive income

For the year ended December 31 (in millions of Canadian dollars)	Note	2024	2023
Net earnings		375	2,327
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net earnings
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $144 million and $93 million for 2024 and 2023, respectively		(393)	(257)
Items that will not be reclassified to net earnings
Actuarial gains (losses) on post-employment benefit plans, net of income taxes of ($213) million and $149 million for 2024 and 2023, respectively	27	583	(404)
Net change in value of publicly-traded and privately-held investments, net of income taxes of ($38) million and ($50) million for 2024 and 2023, respectively		239	325
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($21) million and $5 million for 2024 and 2023, respectively		59	(12)
Other comprehensive income (loss)		488	(348)
Total comprehensive income		863	1,979
Total comprehensive income attributable to:
Common shareholders		648	1,731
Preferred shareholders		181	187
Non-controlling interest	36	34	61
Total comprehensive income		863	1,979

7 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

Consolidated statements of financial position

(in millions of Canadian dollars)	Note		December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash			1,572	547
Cash equivalents			—	225
Short-term investments			400	1,000
Trade and other receivables		12	4,489	4,031
Inventory		13	420	465
Contract assets		14	477	443
Contract costs		15	702	633
Prepaid expenses			259	230
Other current assets			524	264
Assets held for sale	4,	16	80	60
Total current assets			8,923	7,898
Non-current assets
Contract assets		14	282	292
Contract costs		15	888	779
Property, plant and equipment		17	30,001	30,352
Intangible assets		19	16,786	16,609
Deferred tax assets		10	136	96
Investments in associates and joint ventures		20	341	323
Post-employment benefit assets		27	3,578	2,935
Other non-current assets		21	2,289	1,714
Goodwill	4,	22	10,261	10,942
Total non-current assets			64,562	64,042
Total assets			73,485	71,940
LIABILITIES
Current liabilities
Trade payables and other liabilities		23	4,507	4,729
Contract liabilities		14	774	811
Interest payable			392	332
Dividends payable			933	910
Current tax liabilities			42	268
Debt due within one year		24	7,669	5,042
Liabilities held for sale	4,	16	529	15
Total current liabilities			14,846	12,107
Non-current liabilities
Contract liabilities		14	350	277
Long-term debt		25	32,835	31,135
Deferred tax liabilities		10	5,244	4,869
Post-employment benefit obligations		27	1,204	1,278
Other non-current liabilities		28	1,646	1,717
Total non-current liabilities			41,279	39,276
Total liabilities			56,125	51,383
Commitments and contingencies		34
EQUITY
Equity attributable to BCE shareholders
Preferred shares		30	3,533	3,667
Common shares		30	20,860	20,859
Contributed surplus		30	1,278	1,258
Accumulated other comprehensive loss			(159)	(42)
Deficit			(8,441)	(5,513)
Total equity attributable to BCE shareholders			17,071	20,229
Non-controlling interest		36	289	328
Total equity			17,360	20,557
Total liabilities and equity			73,485	71,940

Consolidated statements of changes in equity

		Attributable to BCE shareholders
For the year ended December 31, 2024 (in millions of Canadian dollars)	Note	Preferred shares	Common shares	Contri- buted surplus	Accum- ulated other compre- hensive loss	Deficit	Total	Non- controlling interest	Total equity
Balance at December 31, 2023		3,667	20,859	1,258	(42)	(5,513)	20,229	328	20,557
Net earnings		—	—	—	—	344	344	31	375
Other comprehensive (loss) income		—	—	—	(98)	583	485	3	488
Total comprehensive (loss) income		—	—	—	(98)	927	829	34	863
Other share-based compensation	30	—	1	(22)	—	(33)	(54)	—	(54)
Repurchase of preferred shares	30	(134)	—	42	—	—	(92)	—	(92)
Dividends declared on BCE common and preferred shares		—	—	—	—	(3,827)	(3,827)	—	(3,827)
Dividends declared by subsidiaries to non-controlling interest		—	—	—	—	—	—	(68)	(68)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	(19)	—	(19)	—	(19)
Acquisition of minority interest		—	—	—	—	5	5	(5)	—
Balance at December 31, 2024		3,533	20,860	1,278	(159)	(8,441)	17,071	289	17,360

		Attributable to BCE shareholders
For the year ended December 31, 2023 (in millions of Canadian dollars)	Note	Preferred shares	Common shares	Contri- buted surplus	Accum- ulated other compre- hensive (loss) income	Deficit	Total	Non- controlling interest	Total equity
Balance at December 31, 2022		3,870	20,840	1,172	(55)	(3,649)	22,178	337	22,515
Net earnings		—	—	—	—	2,263	2,263	64	2,327
Other comprehensive income (loss)		—	—	—	59	(404)	(345)	(3)	(348)
Total comprehensive income		—	—	—	59	1,859	1,918	61	1,979
Common shares issued under employee stock option plan	30	—	19	(1)	—	—	18	—	18
Other share-based compensation	30	—	—	24	—	(23)	1	—	1
Repurchase of preferred shares	30	(203)	—	63	—	—	(140)	—	(140)
Dividends declared on BCE common and preferred shares		—	—	—	—	(3,717)	(3,717)	—	(3,717)
Dividends declared by subsidiaries to non-controlling interest		—	—	—	—	—	—	(47)	(47)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	(29)	—	(29)	—	(29)
Disposition of production studios	4	—	—	—	—	—	—	(23)	(23)
Other		—	—	—	(17)	17	—	—	—
Balance at December 31, 2023		3,667	20,859	1,258	(42)	(5,513)	20,229	328	20,557
9 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

Consolidated statements of cash flows

For the year ended December 31
(in millions of Canadian dollars)	Note			2024	2023
Cash flows from operating activities
Net earnings				375	2,327
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs			6	454	200
Depreciation and amortization	17	,	19	5,041	4,918
Post-employment benefit plans cost			27	142	98
Net interest expense				1,590	1,408
Impairment of assets			8	2,190	143
Gains on investments			9	(57)	(80)
Net equity losses from investments in associates and joint ventures			9	247	581
Income taxes			10	577	996
Contributions to post-employment benefit plans			27	(52)	(52)
Payments under other post-employment benefit plans			27	(61)	(64)
Severance and other costs paid				(330)	(178)
Interest paid				(1,759)	(1,486)
Income taxes paid (net of refunds)				(783)	(700)
Acquisition and other costs paid				(52)	(8)
Net change in operating assets and liabilities				(534)	(157)
Cash flows from operating activities				6,988	7,946
Cash flows used in investing activities
Capital expenditures			3	(3,897)	(4,581)
Decrease (increase) in short-term investments				600	(1,000)
Business acquisitions			4	(624)	(222)
Business disposition	4	,	9	—	209
Spectrum licences			19	(531)	(183)
Other investing activities				14	(4)
Cash flows used in investing activities				(4,438)	(5,781)
Cash flow used in financing activities
Increase (decrease) in notes payable				1,945	(646)
Issue of long-term debt			25	3,834	5,195
Repayment of long-term debt			25	(3,303)	(1,858)
Repurchase of financial liability				—	(149)
Issue of common shares			30	—	18
Purchase of shares for settlement of share-based payments			31	(235)	(223)
Repurchase of preferred shares			30	(92)	(140)
Cash dividends paid on common shares				(3,613)	(3,486)
Cash dividends paid on preferred shares				(187)	(182)
Cash dividends paid by subsidiaries to non-controlling interest				(68)	(47)
Other financing activities				(31)	(24)
Cash flow used in financing activities				(1,750)	(1,542)
Net increase in cash				1,025	448
Cash at beginning of year				547	99
Cash at end of year				1,572	547
Net (decrease) increase in cash equivalents				(225)	175
Cash equivalents at beginning of year				225	50
Cash equivalents at end of year				—	225

Notes to consolidated financial statements
We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1 Corporate information
BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications company providing wireless, wireline, Internet, streaming services, and television (TV) services to residential, business and wholesale customers in Canada through our Bell Communication and Technology Services (Bell CTS) segment. Our Bell Media segment provides a portfolio of assets in premium video, audio, out-of-home (OOH) advertising, and digital media to customers nationally across Canada. The consolidated financial statements (financial statements) were approved by BCE’s board of directors on March 6, 2025.

Note 2 Material accounting policies
A) Basis of presentation
The financial statements were prepared in accordance with IFRS® Accounting Standards, as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as described in our accounting policies.
All amounts are in millions of Canadian dollars, except where noted.
Functional currency
The financial statements are presented in Canadian dollars, the company’s functional currency.
B) Basis of consolidation
We consolidate the financial statements of all of our subsidiaries.
The results of subsidiaries acquired during the year are consolidated from the date of acquisition and the results of subsidiaries sold during the year are deconsolidated from the date of disposal. Intercompany transactions, balances, income and expenses are eliminated on consolidation.
C) Revenue from contracts with customers
Revenue is measured based on the value of the expected consideration in a contract with a customer and excludes sales taxes and other amounts we collect on behalf of third parties. We recognize revenue when control of a product or service is transferred to a customer. When our right to consideration from a customer corresponds directly with the value to the customer of the products and services transferred to date, we recognize revenue in the amount to which we have a right to invoice.
For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. The total arrangement consideration is allocated to each product or service included in the contract with the customer based on its stand-alone selling price. We generally determine stand-alone selling prices based on the observable prices at which we sell products separately without a service contract and prices for non-bundled service offers with the same range of services, adjusted for market conditions and other factors, as appropriate. When similar products and services are not sold separately, we use the expected cost plus margin approach to determine stand-alone selling prices. Products and services purchased by a customer in excess of those included in the bundled arrangement are accounted for separately.
We may enter into arrangements with subcontractors and others who provide services to our customers. When we act as the principal in these arrangements, we recognize revenues based on the amounts billed to our customers. Otherwise, we recognize the net amount that we retain as revenues.
A contract asset is recognized in the consolidated statements of financial position (statements of financial position) when our right to consideration from the transfer of products or services to a customer is conditional on our obligation to transfer other products or services. Contract assets are transferred to trade receivables when our right to consideration becomes conditional only as to the passage of time. A contract liability is recognized in the statements of financial position when we receive consideration in advance of the transfer of products or services to the customer. Contract assets and liabilities relating to the same contract are presented on a net basis.
11 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

Incremental costs of obtaining a contract with a customer, principally comprised of sales commissions, and prepaid contract fulfillment costs are included in Contract costs in the statements of financial position, except where the amortization period is one year or less, in which case costs of obtaining a contract are immediately expensed. Capitalized costs are amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services.
Bell CTS segment revenues
We recognize product revenues from the sale of equipment when a customer takes possession of the product. We recognize service revenues over time, as the services are provided. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date, time elapsed or milestones met.
For wireless products and services that are sold separately, customers usually pay in full at the time of sale for products and on a monthly basis for services. For wireless products and services sold in bundled arrangements, including device financing plans, customers pay monthly over a contract term of up to 24 months for residential customers and up to 36 months for business customers. If they include a significant financing component, device financing plan receivables are discounted at market rates and interest revenue is accreted over the contractual repayment period.
For wireline customers, products are usually paid in full at the time of sale. Services are paid for on a monthly basis except where a billing schedule has been established with certain business customers under long-term contracts that can generally extend up to seven years.
Bell Media segment revenues
We recognize advertising revenue when advertisements are aired on the radio or TV, posted on our websites or applications or appear on our advertising panels and street furniture. Revenues relating to subscriber fees are recorded on a monthly basis as the services are provided. Advertising customer payments and subscriber fees earned from distributors are usually due monthly as the services are provided. Customer payments for direct-to-consumer subscriber fees are paid in full at the time of the sale.
See Note 3, Segmented information, for additional details.
D) Share-based payments
Our share-based payment arrangements include an employee savings plan (ESP), restricted share units (RSUs) and performance share units (PSUs), deferred share units (DSUs) and stock options.
ESP
We recognize our ESP contributions as compensation expense in Operating costs in the consolidated income statements (income statements) over the two-year vesting period, with a corresponding credit to contributed surplus. The value of an ESP at the grant date is equal to the value of one BCE common share. Additional ESPs are issued to reflect dividends declared on the common shares. Upon settlement of shares under the ESP, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.
RSUs/PSUs
For each RSU/PSU granted, we recognize compensation expense in Operating costs in the income statements over the three-year vesting period, with a corresponding credit to contributed surplus. The value of a RSU/PSU at the grant date is equal to the value of one BCE common share or the value estimated using a Monte Carlo simulation for PSUs that include relative total shareholder return as a performance condition. Additional RSUs/PSUs are issued to reflect dividends declared on the common shares.
Upon settlement of the RSUs/PSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit. Vested RSUs/PSUs are settled in BCE common shares, DSUs, or a combination thereof.
DSUs
If compensation is elected to be taken in DSUs, we issue DSUs equal to the fair value of the services received, with a corresponding credit to contributed surplus. Additional DSUs are issued to reflect dividends declared on the common shares. DSUs are settled in BCE common shares purchased on the open market following the cessation of employment or when a director leaves the board. Upon settlement of the DSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.
Stock options
The fair value of options granted is determined using a variation of a binomial option pricing model that takes into account factors specific to the stock option plan. We recognize compensation expense in Operating costs in the income statements over the three-year vesting period, with a corresponding credit to contributed surplus.

When stock options are exercised, we credit share capital for the amount received and the amounts previously credited to contributed surplus.
E) Income and other taxes
Current and deferred income tax expense is recognized in the income statements, except to the extent that the expense relates to items recognized in Other comprehensive income (loss) or directly in equity.
We use the liability method to account for deferred tax assets and liabilities, which arise from:
•temporary differences between the carrying amount of assets and liabilities recognized in the statements of financial position and their corresponding tax bases
•the carryforward of unused tax losses and credits, to the extent they can be used in the future
Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.
Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
Tax liabilities are, where permitted, offset against tax assets within the same taxable entity and tax jurisdiction.
As required by IFRS Accounting Standards, we do not recognize or disclose information about deferred tax assets and liabilities related to the Pillar Two model rules published by the Organisation for Economic Co-operation and Development, including tax law that implements qualified domestic minimum top-up taxes described in those rules.
Investment tax credits (ITCs), other tax credits and government grants
We recognize ITCs, other tax credits and government grants given on eligible expenditures when it is reasonably assured that they will be realized. We use the cost reduction method to account for ITCs and government grants, under which the credits are applied against the expense or asset to which the ITCs or government grants relate.
F) Cash equivalents and other short-term deposits
Cash equivalents are comprised of highly liquid investments with original maturities of three months or less from the date of purchase and are measured at amortized cost. Short-term deposits with original maturities of more than three months are included in Short-term investments in the statements of financial position and are measured at amortized cost.
G) Securitization of receivables
Proceeds on the securitization of receivables are recognized as a collateralized borrowing as we do not transfer substantially all the risks and rewards of ownership to another entity.
H) Inventory
We measure inventory at the lower of cost and net realizable value. Inventory includes all costs to purchase, convert and bring the inventories to their present location and condition. We determine cost using specific identification for major equipment held for resale and the weighted average cost formula for all other inventory. We maintain inventory valuation reserves for inventory that is slow-moving or potentially obsolete, calculated using an inventory aging analysis.
I) Property, plant and equipment
We record property, plant and equipment at cost. Cost includes expenditures that are directly attributable to the acquisition or construction of the asset, including the purchase cost and labour.
Borrowing costs are capitalized for qualifying assets if the time to build or develop the asset is in excess of one year, at a rate that is based on the weighted average interest rate on our outstanding long-term debt. Gains or losses on the sale or retirement of property, plant and equipment are recorded in Other expense in the income statements.
Leases
We enter into leases for network infrastructure and equipment, land and buildings in the normal course of business. Lease contracts are typically made for fixed periods but may include purchase, renewal or termination options. Leases are negotiated on an individual basis and contain a wide range of different terms and conditions.
We adopted IFRS 16 - Leases as of January 1, 2019. Certain finance leases entered into prior to 2019 were initially measured under IAS 17 - Leases, as permitted by the transition provisions of IFRS 16.

13 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

IFRS 16
We assess whether a contract contains a lease at inception of the contract. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. We recognize lease liabilities with corresponding right-of-use assets for all lease agreements, except for short-term leases and leases of low value assets, which are expensed on a straight-line basis over the lease term. Consideration in a contract is allocated to lease and non-lease components on a relative stand-alone value basis. We generally account for lease components and any associated non-lease components as a single lease component.
Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics. Lease payments included in the measurement of the lease liability comprise:
•fixed (and in-substance fixed) lease payments, less any lease incentives
•variable lease payments that depend on an index or rate
•payments expected under residual value guarantees and payments relating to purchase options and renewal option periods that are reasonably certain to be exercised (or periods subject to termination options that are not reasonably certain to be exercised)
Lease liabilities are subsequently measured at amortized cost using the effective interest method. Lease liabilities are remeasured, with a corresponding adjustment to the related right-of-use assets, when there is a change in variable lease payments arising from a change in an index or rate, or when we change our assessment of whether purchase, renewal or termination options will be exercised.
Right-of-use assets are measured at cost and are comprised of the initial measurement of the corresponding lease liabilities, lease payments made at or before the commencement date and any initial direct costs. They are subsequently depreciated on a straight-line basis and reduced by impairment losses, if any. Right-of-use assets may also be adjusted to reflect the remeasurement of related lease liabilities. If we obtain ownership of the leased asset by the end of the lease term or the cost of the right-of-use asset reflects the exercise of a purchase option, we depreciate the right-of-use asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, we depreciate the right-of-use asset from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term.
Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use assets. The related payments are expensed in operating costs in the period in which the event or condition that triggers those payments occurs.
IAS 17
Prior to 2019, under IAS 17, leases of property, plant and equipment were recognized as finance leases when we obtained substantially all the risks and rewards of ownership of the underlying assets. At the inception of the lease, we recorded an asset together with a corresponding long-term lease liability, at the lower of the fair value of the leased asset or the present value of the minimum future lease payments, excluding non-lease components.
Asset retirement obligations (AROs)
We initially measure and record AROs at management’s best estimate using a present value methodology, adjusted subsequently for any changes in the timing or amount of cash flows and changes in discount rates. We capitalize asset retirement costs as part of the related assets and amortize them into earnings over time. We also increase the ARO and record a corresponding amount in interest expense to reflect the passage of time.
J) Intangible assets
Finite-life intangible assets
Finite-life intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any.
Software
We record internal-use software at cost. Cost includes expenditures that are directly attributable to the acquisition or development of the software, including the purchase cost and labour.
Software development costs are capitalized when all the following conditions are met:
•technical feasibility can be demonstrated
•management has the intent and the ability to complete the asset for use or sale
•it is probable that economic benefits will be generated
•costs attributable to the asset can be measured reliably

Customer relationships
Customer relationship assets are acquired through business acquisitions and are recorded at fair value at the date of acquisition.
Program and feature film rights
We account for program and feature film rights as intangible assets when these assets are acquired for the purpose of distribution through broadcasting, digital media and streaming services. Program and feature film rights, which include producer advances and licence fees paid in advance of receipt of the program or film, are stated at acquisition cost less accumulated amortization and accumulated impairment losses, if any. Programs and feature films under licence agreements are recorded as assets for rights acquired and liabilities for obligations incurred when:
•we receive a broadcast master and the cost is known or reasonably determinable for new program and feature film licences; or
•the licence term commences for licence period extensions or syndicated programs
Related liabilities of programs and feature films are classified as current or non-current, based on the payment terms. Amortization of program and feature film rights is recorded in Operating costs in the income statements.
Indefinite-life intangible assets
Brand assets, mainly comprised of the Bell, Bell Media and Bell MTS brands, and broadcast licences are acquired through business acquisitions and are recorded at fair value at the date of acquisition, less accumulated impairment losses, if any. Wireless spectrum licences are recorded at acquisition cost, including borrowing costs when the time to build or develop the related network is in excess of one year. Borrowing costs are calculated at a rate that is based on the weighted average interest rate on our outstanding long-term debt.
Currently, there are no legal, regulatory, competitive or other factors that limit the useful lives of our indefinite-life intangible assets.
K) Depreciation and amortization
We depreciate property, plant and equipment and amortize finite-life intangible assets on a straight-line basis over their estimated useful lives. We review our estimates of useful lives on an annual basis and adjust depreciation and amortization on a prospective basis, as required. Land and assets under construction or development are not depreciated.

Estimated useful life
Property, plant and equipment
Network infrastructure and equipment	2 to 40 years
Buildings	5 to 50 years
Finite-life intangible assets
Software	2 to 12 years
Customer relationships	2 to 26 years
Program and feature film rights	Up to 5 years
L) Investments in associates and joint arrangements
Our financial statements incorporate our share of the results of our associates and joint ventures using the equity method of accounting, except when the investment is classified as held for sale. Equity income from investments is recorded in Other expense in the income statements.
Investments in associates and joint ventures are recognized initially at cost and adjusted thereafter to include the company’s share of income or loss and comprehensive income or loss on an after-tax basis.
Investments are reviewed for impairment at each reporting period and we compare their recoverable amount to their carrying amount when there is an indication of impairment.
We recognize our share of the assets, liabilities, revenues and expenses of joint operations in accordance with the related contractual agreements.
M) Business acquisitions and goodwill
Business acquisitions are accounted for using the acquisition method. The consideration transferred in a business acquisition is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred and recorded in Severance, acquisition and other costs in the income statements.
Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair values at the date of acquisition. When we acquire control of a business, any previously-held equity interest is remeasured to fair value
15 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

and any gain or loss on remeasurement is recognized in Other expense in the income statements. The excess of the purchase consideration and any previously-held equity interest over the fair value of identifiable net assets acquired is recorded as Goodwill in the statements of financial position. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously-held equity interest, the difference is recognized in Other expense in the income statements immediately as a bargain purchase gain.
N) Impairment of non-financial assets
Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed at each reporting period, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.
Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.
Goodwill impairment testing
We perform an annual test for goodwill impairment in the fourth quarter for each of our cash-generating units (CGUs) or groups of CGUs to which goodwill is allocated, and whenever there is an indication that goodwill might be impaired.
A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.
We identify any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans, including any impact from changes in interest rates and inflation. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.
An impairment charge is recognized in the income statements for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, our CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 3, Segmented information.
O) Financial instruments and contract assets
We measure trade and other receivables, including wireless device financing plan receivables, at amortized cost using the effective interest method, net of any allowance for doubtful accounts.
Our portfolio investments in equity securities are classified as fair value through other comprehensive income and are presented in our statements of financial position as Other non-current assets. These securities are recorded at fair value on the date of acquisition, including related transaction costs, and are adjusted to fair value at each reporting date. The corresponding unrealized gains and losses are recorded in Other comprehensive income (loss) in the consolidated statements of comprehensive income (statements of comprehensive income) and are reclassified from Accumulated other comprehensive loss to the Deficit in the statements of financial position when realized.
Other financial liabilities, which include trade payables and accruals, compensation payable, interest payable and long-term debt, are recorded at amortized cost using the effective interest method.
We measure the allowance for doubtful accounts and impairment of contract assets based on an expected credit loss (ECL) model, which takes into account current economic conditions, historical information, and forward-looking information, including interest rates and inflation. We use the simplified approach for measuring losses based on the lifetime ECL for trade and other receivables and contract assets. Amounts considered uncollectible are written off and recognized in Operating costs in the income statements.
The cost of issuing debt is included as part of long-term debt and is accounted for at amortized cost using the effective interest method. The cost of issuing equity is reflected in the consolidated statements of changes in equity as a charge to the deficit.
P) Derivative financial instruments
We use derivative financial instruments principally to manage risks related to changes in interest rates and foreign currency rates and cash flow exposures related to share-based payment plans, capital expenditures, long-term debt instruments and operating expenses. We do not use derivative financial instruments for speculative or trading purposes.

Derivatives that mature within one year are included in Other current assets or Trade payables and other liabilities in the statements of financial position, whereas derivatives that have a maturity of more than one year are included in Other non-current assets or Other non-current liabilities.
Hedge accounting
Fair value hedges
We use cross currency interest rate swaps to manage foreign currency and interest rate risk on certain U.S. dollar long-term debt. We use interest rate swaps, including forward starting interest rate swaps, to manage the interest rate risk on certain long-term debt. Changes in the fair value of these derivatives and the related debt are recognized in Other expense in the income statements and offset each other, except for any ineffective portion of the hedging relationship.
Cash flow hedges
We use foreign currency forward contracts and options to manage foreign currency risk relating to anticipated purchases denominated in foreign currencies. Changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for any ineffective portion of the hedging relationship, which is recognized in Other expense in the income statements. Realized gains and losses in accumulated other comprehensive loss are reclassified to the income statements or to the initial cost of the related non-financial asset in the same periods as the corresponding hedged transactions are recognized.
We use foreign currency forward contracts to manage foreign currency risk relating to our U.S. dollar debt under our commercial paper program and securitization of receivables program. Changes in the fair value of these derivatives are recognized in Other expense in the income statements and offset the foreign currency translation adjustment on the related debt, except for any portion of the hedging relationship which is ineffective.
We use cross currency interest rate swaps to manage foreign currency and interest rate risk related to certain U.S. dollar long-term debt. We also use interest rate swaps, including forward starting interest rate swaps, to manage the interest rate risk related to certain Canadian dollar long-term debt. Changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for amounts recorded in Other expense in the income statements to offset the foreign currency translation adjustment on the related debt and any portion of the hedging relationship which is ineffective.
We use forward starting interest rate swaps to manage interest rate risk related to certain future debt issuances. Changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for any ineffective portion of the hedging relationship, which is recognized in Other expense in the income statements. Realized gains and losses in accumulated other comprehensive loss are reclassified to Interest expense in the income statements over the term of the related debt, once issued.
Derivatives used as economic hedges
We use derivatives to manage cash flow exposures related to our equity settled share-based payment plans and anticipated purchases in foreign currencies, interest rate risk related to preferred share dividend rate resets and interest rate risk related to existing and anticipated debt issuances. As these derivatives do not qualify for hedge accounting, the changes in their fair value are recorded in the income statements in Other expense.
Q) Post-employment benefit plans
Defined benefit (DB) and other post-employment benefit (OPEB) plans
We maintain DB pension plans that provide pension benefits for certain employees and retirees. Benefits are based on the employee’s length of service and average rate of pay during the highest paid consecutive five years of service. Most employees are not required to contribute to the plans. Certain plans provide cost of living adjustments to help protect the income of retired employees against inflation.
We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections, future service and life expectancy.
We provide OPEBs to some of our employees, including:
•health care and life insurance benefits during retirement, which have been phased out for new retirees since December 31, 2016. Most of these OPEB plans are unfunded and benefits are paid when incurred.
•other benefits, including workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances

17 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

We accrue our obligations and related costs under post-employment benefit plans, net of the fair value of the benefit plan assets. Pension and OPEB costs are determined using:
•the projected unit credit method, prorated on years of service, which takes into account future pay levels
•a discount rate based on market interest rates of high-quality corporate fixed income investments with maturities that match the timing of benefits expected to be paid under the plans
•management’s best estimate of pay increases, retirement ages of employees, expected healthcare costs and life expectancy
We value post-employment benefit plan assets at fair value using current market values.
Post-employment benefit plans current service cost is included in Operating costs in the income statements. Interest on our post-employment benefit plan assets and obligations is recognized in Finance costs in the income statements and represents the accretion of interest on the assets and obligations under our post-employment benefit plans. The interest rate is based on market conditions that existed at the beginning of the year. Actuarial gains and losses for all post-employment benefit plans are recorded in Other comprehensive income (loss) in the statements of comprehensive income in the period in which they occur and are recognized immediately in the deficit.
December 31 is the measurement date for our significant post-employment benefit plans. Our actuaries perform a valuation based on management's assumptions at least every three years to determine the actuarial present value of the accrued DB pension plans and OPEB obligations. The most recent actuarial valuation of our significant pension plans was as at December 31, 2023.
Defined contribution (DC) pension plans
We maintain DC pension plans that provide certain employees with benefits. Under these plans, we are responsible for contributing a predetermined amount to an employee’s retirement savings, based on a percentage of the employee’s salary.
We recognize a post-employment benefit plans service cost for DC pension plans when the employee provides service to the company, essentially coinciding with our cash contributions.
When eligible, new employees can only participate in the DC pension plans.
R) Provisions
Provisions are recognized when all the following conditions are met:
•the company has a present legal or constructive obligation based on past events
•it is probable that an outflow of economic resources will be required to settle the obligation
•the amount can be reasonably estimated
Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material. The present value is determined using current market assessments of the discount rate and risks specific to the obligation. The obligation increases as a result of the passage of time, resulting in interest expense which is recognized in Finance costs in the income statements.
S) Estimates and key judgments
When preparing the financial statements, management makes estimates and judgments relating to:
•reported amounts of revenues and expenses
•reported amounts of assets and liabilities
•disclosure of contingent assets and liabilities
We base our estimates on a number of factors, including but not limited to historical experience, current events, economic and financial market conditions such as interest rates, inflation and the risk of recession, geopolitical events and supply chain disruptions, and actions that the company may undertake in the future, as well as other assumptions that we believe are reasonable under the circumstances. A change in these assumptions may have an impact on our financial statements including but not limited to impairment testing, fair value determination, expected credit losses and discount rates used for the present value of cash flows. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ. Our more significant estimates and judgments are described below.
Estimates
Useful lives of property, plant and equipment and finite-life intangible assets
Property, plant and equipment and finite-life intangible assets represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, climate change and our environmental, social and corporate governance (ESG) initiatives as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.

Post-employment benefit plans
The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.
The actuarial valuation uses management’s assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, cost of living indexation rate, trends in healthcare costs and expected average remaining years of service of employees.
The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.
The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company’s specific experience.
Revenue from contracts with customers
We are required to make estimates that affect the amount of revenue from contracts with customers, including estimating the stand-alone selling prices of products and services.
Impairment of non-financial assets
We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model and the discount rate.
Deferred taxes
The amounts of deferred tax assets and liabilities are estimated with consideration given to the timing, sources and amounts of future taxable income.
Leases
The application of IFRS 16 requires us to make estimates that affect the measurement of right-of-use assets and liabilities, including determining the appropriate discount rate used to measure lease liabilities. Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. Our incremental borrowing rate is derived from publicly available risk-free interest rates, adjusted for applicable credit spreads and lease terms. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics.
Fair value of financial instruments
Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows and earnings multiples.
Contingencies
In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. Pending claims and legal proceedings represent a potential cost to our business. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.
Onerous contracts
A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.
Judgments
Post-employment benefit plans
The determination of the discount rate used to value our post-employment benefit obligations requires judgment. The rate is set by reference to market yields of long-term, high-quality corporate fixed income investments at the beginning of each fiscal year. Significant judgment is required when setting the criteria for fixed income investments to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of investments include the size of the issue and credit quality, along with the identification of outliers, which are excluded.
19 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

Income taxes
The calculation of income taxes requires judgment in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities.
Management judgment is used to determine the amounts of deferred tax assets and liabilities to be recognized. In particular, judgment is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.
Leases
The application of IFRS 16 requires us to make judgments that affect the measurement of right-of-use assets and liabilities. A lease contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At inception of the contract, we assess whether the contract contains an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset and whether we have the right to direct how and for what purpose the asset is used. In determining the lease term, we include periods covered by renewal options when we are reasonably certain to exercise those options. Similarly, we include periods covered by termination options when we are reasonably certain not to exercise those options. To assess if we are reasonably certain to exercise an option, we consider all facts and circumstances that create an economic incentive to exercise renewal options (or not exercise termination options). Economic incentives include the costs related to the termination of the lease, the significance of any leasehold improvements and the importance of the underlying assets to our operations.
Revenue from contracts with customers
The identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts requires judgment. Additionally, the determination of costs to obtain a contract, including the identification of incremental costs, also requires judgment.
CGUs
The determination of CGUs or groups of CGUs for the purpose of impairment testing requires judgment.
Contingencies
The determination of whether a loss is probable from claims and legal proceedings and whether an outflow of resources is likely requires judgment.
T) Future changes to accounting standards
The following accounting standard and amendments to accounting standards issued by the IASB have not yet been adopted by BCE.

Standard	Description	Impact	Effective date
IFRS 18 – Presentation and Disclosure in Financial Statements
Sets out requirements and guidance on presentation and disclosure in financial statements, including:
•presentation in the income statements of income and expenses within defined categories - operating, investing, financing, income taxes and discontinued operations
•presentation in the income statements of new defined subtotals - operating profit and profit before financing and income taxes
•disclosure of explanations of management-defined performance measures that are related to the income statements
•enhanced guidance on aggregation and disaggregation of information and whether to provide information in the financial statements or in the notes
•disclosure of specified expenses by nature
IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many of the requirements from IAS 1 unchanged.
		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2027. Early application is permitted.
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
In particular, the amendments clarify:
•the classification of financial assets with ESG and similar features
•the derecognition date for financial liabilities and introduce an accounting policy option for financial liabilities settled using an electronic payment system if certain conditions are met
The amendments also require additional disclosures for financial instruments with contractual terms that reference a contingent event and equity instruments classified at fair value through other comprehensive income.
		We are currently assessing the impact of these amendments.	Annual reporting periods beginning on or after January 1, 2026. Early application is permitted.

Note 3 Segmented information
The accounting policies used in our segment reporting are the same as those we describe in Note 2, Material accounting policies. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our segments as strategic business units organized by products and services. Segments negotiate sales with each other as if they were unrelated parties.
We measure the performance of each segment based on adjusted EBITDA, which is equal to operating revenues less operating costs for the segment. Substantially all of our severance, acquisition and other costs, depreciation and amortization, finance costs and other (expense) income are managed on a corporate basis and, accordingly, are not reflected in segment results.
Substantially all of our operations and assets are located in Canada.
Our Bell CTS segment provides a wide range of communication products and services to consumer, business and government customers across Canada. Wireless products and services include mobile data and voice plans, streaming services, and devices and are available nationally. Wireline products and services comprise data (including Internet access, Internet protocol television (IPTV), cloud-based services and business solutions), voice, and other communication services and products, which are available to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers as well as the results of operations of our national consumer electronics retailer, The Source (Bell) Electronics Inc. (The Source). In 2024, Bell Canada announced a strategic partnership with Best Buy Canada to operate 167 The Source consumer electronics retail stores in Canada, which have been rebranded as Best Buy Express and offer the latest in consumer electronics from Best Buy along with exclusive telecommunications services from Bell. In addition in 2024, Bell wound down The Source head office and back office operations, as well as closed 107 The Source stores.
Our Bell Media segment provides a portfolio of assets in premium video, audio, OOH advertising, and digital media to customers nationally across Canada.
Segmented information

For the year ended December 31, 2024	Note		Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues			18,256	2,817	—	21,073
Inter-segment service revenues			27	334	(361)	—
Operating service revenues			18,283	3,151	(361)	21,073
External/Operating product revenues			3,336	—	—	3,336
Total external revenues			21,592	2,817	—	24,409
Total inter-segment revenues			27	334	(361)	—
Total operating revenues			21,619	3,151	(361)	24,409
Operating costs		5	(11,788)	(2,393)	361	(13,820)
Adjusted EBITDA (1)			9,831	758	—	10,589
Severance, acquisition and other costs		6				(454)
Depreciation and amortization	17,	19				(5,041)
Finance costs
Interest expense		7				(1,713)
Net return on post-employment benefit plans		27				66
Impairment of assets		8				(2,190)
Other expense		9				(305)
Income taxes		10				(577)
Net earnings						375
Goodwill		22	8,266	1,995	—	10,261
Indefinite-life intangible assets		19	8,611	1,131	—	9,742
Capital expenditures			3,746	151	—	3,897
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
21 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

For the year ended December 31, 2023	Note		Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues			18,378	2,776	—	21,154
Inter-segment service revenues			29	341	(370)	—
Operating service revenues			18,407	3,117	(370)	21,154
External/Operating product revenues			3,519	—	—	3,519
Total external revenues			21,897	2,776	—	24,673
Total inter-segment revenues			29	341	(370)	—
Total operating revenues			21,926	3,117	(370)	24,673
Operating costs		5	(12,206)	(2,420)	370	(14,256)
Adjusted EBITDA (1)			9,720	697	—	10,417
Severance, acquisition and other costs		6				(200)
Depreciation and amortization	17,	19				(4,918)
Finance costs
Interest expense		7				(1,475)
Net return on post-employment benefit plans		27				108
Impairment of assets		8				(143)
Other expense		9				(466)
Income taxes		10				(996)
Net earnings						2,327
Goodwill		22	8,099	2,843	—	10,942
Indefinite-life intangible assets		19	8,052	1,763	—	9,815
Capital expenditures			4,421	160	—	4,581
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
Revenues by services and products
The following table presents our revenues disaggregated by type of services and products.

For the year ended December 31	2024	2023
Services(1)
Wireless voice and data	7,136	7,120
Wireline data	8,117	8,084
Wireline voice	2,672	2,862
Media(2)	2,830	2,776
Other wireline services	318	312
Total services	21,073	21,154
Products(3)
Wireless	2,715	2,885
Wireline	621	634
Total products	3,336	3,519
Total operating revenues	24,409	24,673
(1)Our service revenues are generally recognized over time.
(2)Includes Crave direct-to-consumer revenues.
(3)Our product revenues are generally recognized at a point in time.

Note 4 Business acquisitions and dispositions
2024
Acquisition of OUTFRONT Media’s Canadian out-of-home media business
On June 7, 2024, Bell Media completed the acquisition of OUTFRONT Media Inc.’s Canadian out-of-home media business, OUTEDGE Media Canada (OUTEDGE), for cash consideration of $429 million ($418 million net of cash acquired). The acquisition of OUTEDGE is expected to support Bell Media’s digital media strategy and to deliver multi-channel marketing solutions across Canada. The results of OUTEDGE are included in our Bell Media segment.
Pursuant to a consent agreement negotiated with the Competition Bureau, Bell Media must dispose of 669 advertising displays in Québec and Ontario. On October 4, 2024, we entered into an agreement to dispose of these advertising displays for estimated proceeds of $14 million, subject to adjustments. Completion of the sale is expected in the first quarter of 2025, subject to receipt of the Competition Bureau’s approval and other customary closing conditions.
The allocation of the purchase price of OUTEDGE includes provisional estimates, in particular for finite-life intangible assets.
The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

2024
Cash consideration paid	429
Total cost to be allocated	429
Trade and other receivables	40
Other non-cash working capital	6
Assets held for sale	11
Property, plant and equipment	263
Finite-life intangible assets	17
Other non-current assets	34
Trade payables and other liabilities	(12)
Contract liabilities	(1)
Debt due within one year	(20)
Liabilities held for sale	(10)
Long-term debt	(100)
Deferred tax liabilities	(87)
Other non-current liabilities	(7)
134
Cash and cash equivalents	11
Fair value of net assets acquired	145
Goodwill (1)	284
(1)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell Media group of CGUs.
Operating revenues of $65 million from OUTEDGE are included in the income statements for the year ended December 31, 2024, from the date of acquisition. BCE’s operating revenues for the year ended December 31, 2024 would have been $24,457 million had the acquisition of OUTEDGE occurred on January 1, 2024. This proforma amount reflects the elimination of intercompany transactions and the purchase price allocation. The transaction did not have a significant impact on our net earnings for the year ended December 31, 2024 and the impact on our net earnings would not have been significant had the acquisition occurred on January 1, 2024.

23 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

Acquisition of Stratejm
On July 2, 2024, Bell Canada acquired Stratejm Inc. (Stratejm) for cash consideration of $78 million ($73 million net of cash acquired) and $11 million of estimated additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $20 million. Contingent consideration is estimated to be $11 million at December 31, 2024. Stratejm leverages artificial intelligence through end-to-end Security-as-a-Service solutions, real-time threat detection and response, and streamlining incident management processes. The results of Stratejm are included in our Bell CTS segment.
The allocation of the purchase price of Stratejm includes provisional estimates.
The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

2024
Cash consideration paid	78
Contingent consideration	11
Total cost to be allocated	89
Trade and other receivables	5
Other non-cash working capital	2
Other non-current assets	1
Trade payables and other liabilities	(3)
Contract liabilities	(7)
Deferred tax liabilities	(1)
(3)
Cash and cash equivalents	5
Fair value of net assets acquired	2
Goodwill (1)	87
(1)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell CTS group of CGUs.
Operating revenues of $10 million from Stratejm are included in the income statements for the year ended December 31, 2024, from the date of acquisition. BCE’s operating revenues for the year ended December 31, 2024 would have been $24,421 million had the acquisition of Stratejm occurred on January 1, 2024. This proforma amount reflects the elimination of intercompany transactions and the purchase price allocation. The transaction did not have a significant impact on our net earnings for the year ended December 31, 2024 and the impact on our net earnings would not have been significant had the acquisition occurred on January 1, 2024.
Proposed acquisition of Ziply Fiber
On November 4, 2024, BCE announced that Bell Canada had entered into an agreement to acquire Northwest Fiber Holdco LLP (doing business as Ziply Fiber), the leading fibre Internet provider in the Pacific Northwest of the United States, for approximately $3.65 billion in U.S. dollars (approximately $5 billion in Canadian dollars) in cash and the assumption of outstanding net debt of approximately $1.45 billion in U.S. dollars (approximately $2 billion in Canadian dollars) to be rolled over at transaction close, representing a transaction value of approximately $5.1 billion in U.S. dollars (approximately $7 billion in Canadian dollars). The transaction is subject to certain customary closing conditions and the receipt of certain regulatory approvals, including the Federal Communications Commission, and approvals by state Public Utilities Commissions and, as such, there can be no assurance that the transaction will ultimately be consummated. The proposed acquisition is expected to close in the second half of 2025. This transaction will enhance Bell Canada's growth profile and strategic position by giving it a foothold in the large, underpenetrated United States fibre market, while increasing its scale, diversifying its operating footprint and unlocking significant growth opportunities.
Proposed disposition of Northwestel
On June 10, 2024, Bell Canada entered into an agreement with Sixty North Unity, a consortium of Indigenous communities from the Yukon, the Northwest Territories and Nunavut, to dispose of Northwestel Inc. (Northwestel), the largest telecommunications provider in Canada’s North, for up to $1 billion, subject to adjustments. The transaction is expected to close in 2025 subject to certain closing conditions, including securing financing by Sixty North Unity, the completion of confirmatory due diligence, and receipt of the Competition Bureau's approval and, as such, there can be no assurance that the transaction will ultimately be consummated. The results of Northwestel are included in our Bell CTS segment. In Q4 2024, we received approval from the Competition Bureau.

2023
Acquisition of FX Innovation
On June 1, 2023, Bell acquired FX Innovation, a Montréal-based provider of cloud-focused managed and professional services and workflow automation solutions for business clients, for cash consideration of $157 million ($156 million net of cash acquired), of which $12 million is payable within two years, and an estimated $6 million of additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $7 million. Contingent consideration is estimated to be $2 million at December 31, 2024. The acquisition of FX Innovation aims to position Bell as a technology services leader for our enterprise customers. The results of FX Innovation are included in our Bell CTS segment.
The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

2023
Cash consideration paid	145
Cash consideration payable	12
Contingent consideration	6
Total cost to be allocated	163
Trade and other receivables	23
Other non-cash working capital	4
Indefinite-life intangible assets (1)	29
Finite-life intangible assets (2)	23
Other non-current assets	4
Trade payables and other liabilities	(15)
Contract liabilities	(3)
Debt due within one year	(5)
Deferred tax liabilities	(13)
47
Cash and cash equivalents	1
Fair value of net assets acquired	48
Goodwill (3)	115
(1)Consists of brand assets.
(2)Consists mainly of customer relationship assets and software.
(3)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell CTS group of CGUs.
Operating revenues of $50 million from FX Innovation are included in the income statements for the year ended December 31, 2023, from the date of acquisition. BCE’s operating revenues for the year ended December 31, 2023 would have been $24,715 million had the acquisition of FX Innovation occurred on January 1, 2023. This proforma amount reflects the elimination of intercompany transactions and the purchase price allocation. The transaction did not have a significant impact on our net earnings for 2023 and the impact on our net earnings would not have been significant had the acquisition occurred on January 1, 2023.

25 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

Disposition of production studios
On May 3, 2023, we completed the sale of our 63% ownership in certain production studios, which were included in our Bell Media segment. We received net cash proceeds of $211 million and recorded a gain on investment of $79 million (before tax expense of $17 million). See Note 9, Other expense, for additional details.
The results of operations of the production studios up to the date of disposition on May 3, 2023 did not have a significant impact on our revenue or net earnings for 2023.
The following table summarizes the carrying value of the assets and liabilities sold:

2023
Trade and other receivables	1
Prepaid expenses	1
Property, plant and equipment	179
Intangible assets	4
Goodwill	76
Total assets	261
Trade payables and other liabilities	10
Contract liabilities	3
Debt due within one year	11
Long-term debt	82
Deferred tax liabilities	3
Total liabilities	109
Non-controlling interest	23
Net assets sold	129

Note 5 Operating costs

For the year ended December 31	Note	2024	2023
Labour costs
Wages, salaries and related taxes and benefits		(4,134)	(4,354)
Post-employment benefit plans service cost (net of capitalized amounts)	27	(208)	(206)
Other labour costs(1)		(987)	(1,063)
Less:
Capitalized labour		1,130	1,217
Total labour costs		(4,199)	(4,406)
Cost of revenues(2)		(7,705)	(7,926)
Other operating costs (3)		(1,916)	(1,924)
Total operating costs		(13,820)	(14,256)
(1)Other labour costs include contractor and outsourcing costs.
(2)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.
Research and development expenses of $66 million and $90 million are included in operating costs for 2024 and 2023, respectively.

Note 6 Severance, acquisition and other costs

For the year ended December 31	2024	2023
Severance	(383)	(134)
Acquisition and other	(71)	(66)
Total severance, acquisition and other costs	(454)	(200)
Severance costs
Severance costs consist of charges related to involuntary and voluntary employee terminations.
Acquisition and other costs
Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

Note 7 Interest expense

For the year ended December 31	2024	2023
Interest expense on long-term debt	(1,623)	(1,391)
Interest expense on other debt	(233)	(219)
Capitalized interest	143	135
Total interest expense	(1,713)	(1,475)
Included in interest expense on long-term debt is interest on lease liabilities of $218 million and $193 million for 2024 and 2023, respectively.
Capitalized interest was calculated using an average rate of 4.50% and 4.31% for 2024 and 2023, respectively, which represents the weighted average interest rate on our outstanding long-term debt.

27 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

Note 8 Impairment of assets
2024
During the third quarter of 2024, we identified indicators of impairment for our Bell Media TV services and radio markets, due to a further decline in advertising demand and spending in the linear advertising market. Accordingly, impairment testing was required for certain groups of CGUs as well as for goodwill for the Bell Media group of CGUs.
We recognized $958 million of impairment charges for English and French TV services and radio markets within our Bell Media segment. These charges included $627 million allocated to indefinite-life intangible assets for broadcast licences and brands, $144 million allocated to program and feature film rights, $85 million allocated to property, plant and equipment for network and infrastructure and equipment, $85 million allocated to software, $10 million allocated to finite-life intangible assets mainly for trademarks, and $7 million allocated to prepaid expenses. The impairment was determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of September 1, 2024 to December 31, 2029, using discount rates of 9% to 11% and perpetuity growth rates of (2%) to 0%, as well as market multiple data from public companies and market transactions. After impairments, the carrying value of the impacted CGUs was $811 million.
In Q3 2024, we recorded $1,132 million of impairment charges for goodwill. See Note 22, Goodwill, for further details.
Additionally in 2024, we recorded impairment charges of $100 million related mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.
2023
During the fourth quarter of 2023, we recognized $86 million of impairment charges for French TV channels within our Bell Media segment. The impairment charges were the result of a reduction in advertising demand in the industry resulting from economic uncertainties and unfavourable impacts to market-based valuation assumptions. These charges included $41 million allocated to indefinite-life intangible assets for broadcast licences and brands, and $45 million to finite-life intangible assets for program and feature film rights. The impairment was determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of October 1, 2023 to December 31, 2028, using a discount rate of 9.5% and a perpetuity growth rate of 0.0%. After impairments, the carrying value of our impacted CGU was $62 million.
There was no impairment of Bell Media goodwill. See Note 22, Goodwill, for further details.
Additionally in 2023, we recorded impairment charges of $57 million related mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

Note 9 Other expense

For the year ended December 31	Note	2024	2023
Net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans	29	(269)	(103)
Equity (losses) income from investments in associates and joint ventures	20
Loss on investment		(247)	(581)
Operations		10	28
(Losses) gains on retirements and disposals of property, plant and equipment and intangible assets		(38)	11
Interest income		123	67
Gains on investments		57	80
Early debt redemption costs	25	—	(1)
Other		59	33
Total other expense		(305)	(466)
Equity (losses) income from investments in associates and joint ventures
We recorded a loss on investment of $247 million and $581 million in 2024 and 2023, respectively, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in Maple Leaf Sports and Entertainment Ltd. (MLSE). See Note 16, Assets and liabilities held for sale, for additional details.
Gains on investments
In 2024, we recorded a gain on investment of $69 million related to an obligation to repurchase at fair value the minority interest in one of our subsidiaries.
In 2023, we completed the sale of our 63% ownership in certain production studios. We recorded net cash proceeds of $211 million and a gain on investment of $79 million. See Note 4, Business acquisitions and dispositions, for additional details.
(Losses) gains on disposals of property, plant and equipment
In 2023, in addition to losses recorded on retirements of property, plant and equipment, we sold land for total proceeds of $54 million and recorded a gain of $53 million as part of our real estate optimization strategy.

Note 10 Income taxes
The following table shows the significant components of income taxes deducted from net earnings.

For the year ended December 31	2024	2023
Current taxes
Current taxes	(494)	(923)
Uncertain tax positions	4	8
Change in estimate relating to prior periods	8	9
Deferred taxes
Deferred taxes relating to the origination and reversal of temporary differences	(120)	(75)
Change in estimate relating to prior periods	(7)	1
Recognition and utilization of loss carryforwards	29	(24)
Previously unrecognized tax benefits	3	—
Uncertain tax positions	—	8
Total income taxes	(577)	(996)

29 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 26.8% for both 2024 and 2023.

For the year ended December 31	2024	2023
Net earnings	375	2,327
Add back income taxes	577	996
Earnings before income taxes	952	3,323
Applicable statutory tax rate	26.8%	26.8%
Income taxes computed at applicable statutory rates	(255)	(891)
Non-taxable portion of gains on investments	18	5
Uncertain tax positions	4	16
Impairment of goodwill	(303)	—
Change in estimate relating to prior periods	1	10
Non-taxable portion of equity losses	(66)	(149)
Previously unrecognized tax benefits	3	—
Other	21	13
Total income taxes	(577)	(996)
Average effective tax rate	60.6%	30.0%
The following table shows aggregate current and deferred taxes relating to items recognized outside the income statements.

For the year ended December 31	2024		2023
	Other comprehensive (loss)/income	Deficit	Other comprehensive (loss)/income	Deficit
Current taxes	—	—	(2)	1
Deferred taxes	(128)	(26)	199	(8)
Total income taxes (expense) recovery	(128)	(26)	197	(7)
The following table shows deferred taxes resulting from temporary differences between the carrying amounts of assets and liabilities recognized in the statements of financial position and their corresponding tax basis, as well as tax loss carryforwards.

Net deferred tax liability	Non-capital loss carry-forwards	Post-employment benefit plans	Indefinite-life intangible assets	Property, plant and equipment and finite-life intangible assets	Other	Total
January 1, 2023	60	(602)	(1,767)	(2,745)	185	(4,869)
Income statements	(23)	10	(35)	(36)	(6)	(90)
Business acquisitions/business dispositions	(1)	—	(10)	(4)	(3)	(18)
Other comprehensive income	—	149	—	—	50	199
Deficit	—	—	—	—	(8)	(8)
Reclassified to liabilities held for sale	—	—	7	(1)	—	6
Other	—	—	—	5	2	7
December 31, 2023	36	(443)	(1,805)	(2,781)	220	(4,773)
Income statements	31	25	148	(315)	16	(95)
Business acquisitions	—	(3)	(5)	(84)	(2)	(94)
Other comprehensive (loss) income	—	(213)	—	—	85	(128)
Deficit	—	—	—	—	(26)	(26)
Other	6	—	—	2	—	8
December 31, 2024	73	(634)	(1,662)	(3,178)	293	(5,108)

At December 31, 2024, BCE had $281 million of non-capital loss carryforwards. We:
•recognized a deferred tax asset of $73 million for $277 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2036 to 2044.
•did not recognize a deferred tax asset for $4 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2036 to 2044.
At December 31, 2024, BCE had $55 million of unrecognized capital loss carryforwards, which can be carried forward indefinitely.
At December 31, 2023, BCE had $156 million of non-capital loss carryforwards. We:
•recognized a deferred tax asset of $36 million for $143 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2028 to 2043.
•did not recognize a deferred tax asset for $13 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2031 to 2043.
At December 31, 2023, BCE had $55 million of unrecognized capital loss carryforwards, which can be carried forward indefinitely.

Note 11 Earnings per share
The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

For the year ended December 31	2024	2023
Net earnings attributable to common shareholders - basic	163	2,076
Dividends declared per common share (in dollars)	3.99	3.87
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding - basic	912.3	912.2
Assumed exercise of stock options(1)	—	—
Weighted average number of common shares outstanding - diluted (in millions)	912.3	912.2
(1)The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 6,545,819 in 2024 and 6,395,513 in 2023.

Note 12 Trade and other receivables

For the year ended December 31	Note	2024	2023
Trade receivables (1)		4,305	3,959
Allowance for revenue adjustments		(191)	(145)
Allowance for doubtful accounts	29	(120)	(118)
Current tax receivable		112	12
Commodity taxes receivable		7	12
Other accounts receivable		376	311
Total trade and other receivables		4,489	4,031
(1)The details of securitized receivables are set out in Note 24, Debt due within one year.

31 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

Wireless device financing plan receivables
Wireless device financing plan receivables represent amounts owed to us under financing agreements that have not yet been billed. The billed portion of these balances is included in Trade receivables within the Trade and other receivables line item on our statements of financial position and the long-term portion is included within the Other non-current assets line item on our statements of financial position.
The following table summarizes our wireless device financing plan receivables.

For the year ended December 31	Note	2024	2023
Current		1,063	1,052
Non-current	21	410	401
Total wireless device financing plan receivables (1)		1,473	1,453
(1)     Excludes allowance for doubtful accounts and allowance for revenue adjustments on the current portion of $45 million at December 31, 2024 and December 31, 2023, and allowance for doubtful accounts and allowance for revenue adjustments on the non-current portion of $12 million and $15 million at December 31, 2024 and December 31, 2023, respectively.

Note 13 Inventory

For the year ended December 31	2024	2023
Wireless devices and accessories	239	190
Merchandise and other	181	275
Total inventory	420	465
The total amount of inventory subsequently recognized as an expense in cost of revenues was $3,133 million and $3,334 million for 2024 and 2023, respectively.

Note 14 Contract assets and liabilities
The table below provides a reconciliation of the significant changes in the contract assets and the contract liabilities balances.

		Contract assets (1)		Contract liabilities (2)
For the year ended December 31	Note	2024	2023	2024	2023
Opening balance, January 1		735	724	1,088	1,085
Revenue recognized included in contract liabilities at the beginning of the year		—	—	(834)	(812)
Revenue recognized from contract liabilities included in contract assets at the beginning of the year		102	84	—	—
Increase in contract liabilities during the year		—	—	895	863
Increase in contract liabilities included in contract assets during the year		(108)	(88)	—	—
Increase in contract assets from revenue recognized during the year		789	713	—	—
Contract assets transferred to trade receivables		(635)	(613)	20	8
Acquisitions	4	1	—	13	—
Contract terminations transferred to trade receivables		(62)	(60)	2	(1)
Other		(63)	(25)	(60)	(55)
Ending balance, December 31		759	735	1,124	1,088
(1) Net of allowance for doubtful accounts of $18 million at December 31, 2024 and December 31, 2023. See Note 29, Financial and capital management, for additional details.
(2) We have reclassified amounts from the previous period to make them consistent with the presentation for the current period.

Note 15 Contract costs
The table below provides a reconciliation of the contract costs balance.

For the year ended December 31	2024	2023
Opening balance, January 1	1,412	1,143
Incremental costs of obtaining a contract and contract fulfillment costs	969	892
Amortization included in operating costs	(791)	(623)
Ending balance, December 31	1,590	1,412
Contract costs are amortized over periods ranging from 12 to 84 months.

Note 16 Assets and liabilities held for sale
On February 8, 2024, Bell Media announced the sale of 45 radio stations within the Bell Media segment. Completion of the sale is expected in the first half of 2025, subject to regulatory approvals and other closing conditions. Estimated proceeds for the stations and other radio related assets being sold are expected to be $54 million, resulting in an estimated gain of $9 million to be recorded in other income (expense) upon completion of the sale.
The assets and liabilities of these radio stations were presented as held for sale in our statements of financial position at December 31, 2024 and December 31, 2023. They were measured at the lower of their carrying amount and the estimated fair value less costs to sell. Property, plant and equipment and leased assets included in assets held for sale were no longer depreciated or amortized effective December 2023.
Our results for the years ended December 31, 2024 and 2023 included revenues for these radio stations of $35 million and $39 million and are recorded in the Bell Media segment. The transaction did not have a significant impact on our net earnings for 2024 and 2023.
On June 7, 2024, Bell Media completed the acquisition of OUTEDGE. Pursuant to a consent agreement negotiated with the Competition Bureau, Bell Media must dispose of 669 advertising displays in Québec and Ontario. On October 4, 2024, we entered into an agreement to dispose of these advertising displays for estimated proceeds of $14 million, subject to adjustments. Completion of the sale is expected in the first quarter of 2025, subject to receipt of the Competition Bureau’s approval and other customary closing conditions.
On September 18, 2024, BCE announced that it had reached an agreement to dispose of its minority stake in MLSE for estimated gross proceeds of $4.7 billion. Completion of this disposition is expected mid-2025, subject to relevant sports league and other customary approvals, and will result in an estimated gain of $5.2 billion.
Included in liabilities held for sale in our statements of financial position at December 31, 2024 is a net liability of $493 million which reflects BCE's share of an obligation to repurchase at fair value the minority interest in MLSE. BCE no longer records equity income or losses from the investment or any changes to the fair value of the obligation to repurchase the minority interest in MLSE.
Our results for the year ended December 31, 2024 included equity income of $6 million, recorded in Other expense in the income statements. Our results for the year ended December 31, 2023 included equity income of $25 million, recorded in Other expense in the income statements.

33 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

The following table summarizes the carrying value of the assets and liabilities that are classified as held for sale at December 31, 2024 and December 31, 2023.

		Note	2024	2023
Assets held for sale:
Bell Media radio stations
Property, plant and equipment		17	12	12
Intangible assets		19	26	26
Goodwill		22	17	22
OUTEDGE advertising displays
Property, plant and equipment	4,	17	22	—
Intangible assets	4,	19	3	—
Total assets held for sale			80	60
Liabilities held for sale:
Minority stake in MLSE			493	—
Bell Media radio stations
Long-term debt			7	7
Deferred tax liabilities			6	6
Other non-current liabilities			2	2
OUTEDGE advertising displays
Debt due within one year			3	—
Long-term debt			18	—
Total liabilities held for sale			529	15
Net assets held for sale			(449)	45

Note 17 Property, plant and equipment

For the year ended December 31, 2024	Note	Network infrastructure and equipment (1)	Land and buildings (1)	Assets under construction	Total
Cost
January 1, 2024		74,676	9,805	2,355	86,836
Additions		2,092	430	2,107	4,629
Business acquisitions	4	72	184	10	266
Transfers		881	79	(2,239)	(1,279)
Retirements and disposals		(1,484)	(232)	(8)	(1,724)
Impairment losses recognized in earnings	8	(85)	(95)	—	(180)
Reclassified to assets held for sale	16	(1)	(10)	—	(11)
December 31, 2024		76,151	10,161	2,225	88,537
Accumulated depreciation
January 1, 2024		50,926	5,558	—	56,484
Depreciation		3,245	513	—	3,758
Retirements and disposals		(1,447)	(214)	—	(1,661)
Other		(43)	(2)	—	(45)
December 31, 2024		52,681	5,855	—	58,536
Net carrying amount
January 1, 2024		23,750	4,247	2,355	30,352
December 31, 2024		23,470	4,306	2,225	30,001
(1)Includes right-of-use assets. See Note 18, Leases, for additional details.

For the year ended December 31, 2023	Note	Network infrastructure and equipment (1)	Land and buildings (1)	Assets under construction	Total
Cost
January 1, 2023		71,875	9,139	2,598	83,612
Additions		2,990	795	2,176	5,961
Business acquisitions/(business disposition)	4	8	(103)	(100)	(195)
Transfers		1,368	79	(2,317)	(870)
Retirements and disposals		(1,557)	(53)	(2)	(1,612)
Impairment losses recognized in earnings	8	—	(42)	—	(42)
Reclassified to assets held for sale	16	(8)	(10)	—	(18)
December 31, 2023		74,676	9,805	2,355	86,836
Accumulated depreciation
January 1, 2023		49,236	5,120	—	54,356
Depreciation		3,254	491	—	3,745
Business disposition		(1)	(17)	—	(18)
Retirements and disposals		(1,508)	(37)	—	(1,545)
Transfers		23	2	—	25
Reclassified to assets held for sale	16	(6)	—	—	(6)
Other		(72)	(1)	—	(73)
December 31, 2023		50,926	5,558	—	56,484
Net carrying amount
January 1, 2023		22,639	4,019	2,598	29,256
December 31, 2023		23,750	4,247	2,355	30,352
(1)Includes right-of-use assets. See Note 18, Leases, for additional details.

35 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

Note 18 Leases
Right-of-use assets
BCE’s significant right-of-use assets under leases are satellites, office premises, land, cellular tower sites, retail outlets and OOH advertising spaces. Right-of-use assets are presented in Property, plant and equipment in the statements of financial position.

For the year ended December 31, 2024	Note	Network infrastructure and equipment	Land and buildings	Total
Cost
January 1, 2024		4,271	4,774	9,045
Additions		444	327	771
Transfers		(245)	(5)	(250)
Business acquisitions		—	140	140
Lease terminations		(49)	(141)	(190)
Impairment losses recognized in earnings	8	—	(86)	(86)
Reclassified to assets held for sale	16	—	(10)	(10)
December 31, 2024		4,421	4,999	9,420
Accumulated depreciation
January 1, 2024		2,103	2,216	4,319
Depreciation		464	384	848
Transfers		(135)	2	(133)
Lease terminations		(35)	(132)	(167)
December 31, 2024		2,397	2,470	4,867
Net carrying amount
January 1, 2024		2,168	2,558	4,726
December 31, 2024		2,024	2,529	4,553

For the year ended December 31, 2023	Note	Network infrastructure and equipment	Land and buildings	Total
Cost
January 1, 2023		3,693	4,119	7,812
Additions		832	729	1,561
Transfers		(215)	(4)	(219)
Business disposition		—	(20)	(20)
Lease terminations		(37)	(15)	(52)
Impairment losses recognized in earnings	8	—	(30)	(30)
Reclassified to assets held for sale	16	(2)	(5)	(7)
December 31, 2023		4,271	4,774	9,045
Accumulated depreciation
January 1, 2023		1,804	1,858	3,662
Depreciation		425	364	789
Transfers		(113)	(1)	(114)
Business disposition		—	(3)	(3)
Lease terminations		(13)	(2)	(15)
December 31, 2023		2,103	2,216	4,319
Net carrying amount
January 1, 2023		1,889	2,261	4,150
December 31, 2023		2,168	2,558	4,726

Leases in net earnings
The following table provides the expenses related to leases recognized in net earnings.

For the year ended December 31	2024	2023
Interest expense on lease liabilities	218	193
Variable lease payment expenses not included in the measurement of lease liabilities	116	126
Expenses for leases of low value assets	69	63
Expenses for short-term leases	31	29
Leases in the statements of cash flows
Total cash outflow related to leases was $1,567 million and $1,455 million for the year ended December 31, 2024 and December 31, 2023, respectively.
Additional disclosures
See Note 24, Debt due within one year, and Note 25, Long-term debt, for lease liabilities balances included in the statements of financial position.
See Note 29, Financial and capital management, for a maturity analysis of lease liabilities.
See Note 34, Commitments and contingencies, for leases committed but not yet commenced as at December 31, 2024.

Note 19 Intangible assets

		Finite-life					Indefinite-life
For the year ended December 31, 2024	Note	Software	Customer relation-ships	Program and feature film rights	Other	Total	Brands	Spectrum and other licences	Broadcast licences	Total	Total intangible assets
Cost
January 1, 2024		11,345	1,778	651	521	14,295	2,432	5,949	1,434	9,815	24,110
Additions		317	—	1,328	4	1,649	—	553	—	553	2,202
Business acquisitions	4	4	40	—	—	44	4	1	—	5	49
Transfers		1,279	—	—	—	1,279	—	—	—	—	1,279
Retirements and disposals		(860)	—	—	(1)	(861)	—	—	(1)	(1)	(862)
Impairment losses recognized in earnings	8	(85)	—	(144)	(10)	(239)	(49)	—	(578)	(627)	(866)
Amortization included in operating costs		—	—	(1,158)	—	(1,158)	—	—	—	—	(1,158)
Reclassified to assets held for sale	16	—	—	—	—	—	—	(3)	—	(3)	(3)
December 31, 2024		12,000	1,818	677	514	15,009	2,387	6,500	855	9,742	24,751
Accumulated amortization
January 1, 2024		6,193	1,089	—	219	7,501	—	—	—	—	7,501
Amortization		1,142	96	—	45	1,283	—	—	—	—	1,283
Retirements and disposals		(818)	—	—	(1)	(819)	—	—	—	—	(819)
December 31, 2024		6,517	1,185	—	263	7,965	—	—	—	—	7,965
Net carrying amount
January 1, 2024		5,152	689	651	302	6,794	2,432	5,949	1,434	9,815	16,609
December 31, 2024		5,483	633	677	251	7,044	2,387	6,500	855	9,742	16,786
37 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

		Finite-life					Indefinite-life
For the year ended December 31, 2023	Note	Software	Customer relation- ships	Program and feature film rights	Other	Total	Brands	Spectrum and other licences	Broadcast licences	Total	Total intangibles assets
Cost
January 1, 2023		10,543	1,802	603	407	13,355	2,435	5,905	1,486	9,826	23,181
Additions		471	—	1,260	149	1,880	—	53	—	53	1,933
Business acquisitions/(business disposition)	4	10	45	—	(4)	51	31	(7)	—	24	75
Transfers		897	—	—	(27)	870	—	—	—	—	870
Retirements and disposals		(576)	(69)	(2)	(4)	(651)	—	(2)	(9)	(11)	(662)
Impairment losses recognized in earnings	8	—	—	(45)	—	(45)	(34)	—	(17)	(51)	(96)
Amortization included in operating costs		—	—	(1,165)	—	(1,165)	—	—	—	—	(1,165)
Reclassified to assets held for sale	16	—	—	—	—	—	—	—	(26)	(26)	(26)
December 31, 2023		11,345	1,778	651	521	14,295	2,432	5,949	1,434	9,815	24,110
Accumulated amortization
January 1, 2023		5,734	1,060	—	204	6,998	—	—	—	—	6,998
Amortization		1,033	98	—	42	1,173	—	—	—	—	1,173
Retirements and disposals		(574)	(69)	—	(2)	(645)	—	—	—	—	(645)
Transfers		—	—	—	(25)	(25)	—	—	—	—	(25)
December 31, 2023		6,193	1,089	—	219	7,501	—	—	—	—	7,501
Net carrying amount
January 1, 2023		4,809	742	603	203	6,357	2,435	5,905	1,486	9,826	16,183
December 31, 2023		5,152	689	651	302	6,794	2,432	5,949	1,434	9,815	16,609

Note 20 Investments in associates and joint ventures
The following tables provide summarized financial information with respect to BCE’s associates and joint ventures. For more details on our associates and joint ventures, see Note 35, Related party transactions.
Statements of financial position

For the year ended December 31	Note	2024	2023
Assets		1,531	4,050
Liabilities		(796)	(3,875)
Total net assets		735	175
BCE's share of net assets		341	323
BCE’s share of net liabilities	28	—	(252)
Income statements

For the year ended December 31	Note	2024	2023
Revenues		2,426	2,722
Expenses		(2,906)	(3,832)
Total net losses		(480)	(1,110)
BCE’s share of net losses	9	(237)	(553)

Note 21 Other non-current assets

For the year ended December 31	Note	2024	2023
Long-term wireless device financing plan receivables	12	410	401
Long-term receivables		430	331
Derivative assets	29	224	116
Publicly-traded and privately-held investments	29	877	587
Investments(1)	29	225	216
Other		123	63
Total other non-current assets		2,289	1,714
(1)These amounts have been pledged as security related to obligations for certain employee benefits and are not available for general use.

Note 22 Goodwill
The following table provides details about the changes in the carrying amounts of goodwill for the years ended December 31, 2024 and 2023. BCE’s groups of CGUs for purposes of goodwill impairment testing correspond to our reporting segments.

	Note	Bell CTS	Bell Media	BCE
Balance at January 1, 2023		7,960	2,946	10,906
Acquisitions, disposition and other	4	139	(81)	58
Reclassified to assets held for sale	16	—	(22)	(22)
Balance at December 31, 2023		8,099	2,843	10,942
Acquisitions	4	167	284	451
Impairment losses	8	—	(1,132)	(1,132)
Balance at December 31, 2024		8,266	1,995	10,261
Impairment testing
Goodwill is tested annually for impairment or when there is an indication that goodwill might be impaired, by comparing the carrying value of a CGU or group of CGUs to its recoverable amount, where the recoverable amount is the higher of fair value less costs of disposal and value in use.
In Q3 2024, due to a continued decline in advertising demand and spending in the linear advertising market for Bell Media TV services and radio markets, there was an indicator that goodwill might be impaired for the Bell Media group of CGUs. Consequently, an impairment charge of $1,132 million was recognized in Impairment of assets in the income statements.
In Q4 2024, we completed the required annual goodwill impairment test for each of our CGUs or groups of CGUs to which goodwill is allocated. There was no further impairment of goodwill for the Bell Media group of CGUs.
Recoverable amount
The recoverable amount for the Bell CTS group of CGUs is its value in use. The recoverable amount for the Bell Media group of CGUs is its fair value less cost of disposal.
The recoverable amount for our groups of CGUs is determined by discounting five-year cash flow projections derived from business plans reviewed by senior management. The projections reflect management’s expectations of revenue, adjusted EBITDA, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance, including any impact from changes in interest rates and inflation.
Cash flows beyond the five-year period are extrapolated using perpetuity growth rates. None of the perpetuity growth rates exceed the long-term historical growth rates for the markets in which we operate.
The discount rates are applied to the cash flow projections and are derived from the weighted average cost of capital for each group of CGUs.

39 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

The following table shows the key assumptions used to estimate the recoverable amounts of our groups of CGUs.

	Assumptions used
Groups of CGUs	Perpetuity growth rate	Discount rate
Bell CTS	1.5%	7.0%
Bell Media	0.5%	10.5%
We believe that any reasonable possible change in the key assumptions on which the estimate of recoverable amount of the Bell CTS group of CGUs is based would not cause its carrying amount to exceed its recoverable amount.
We have made certain assumptions as to the perpetuity and discount rates used to estimate the fair value of the Bell Media group of CGUs as well as in the five-year cash flow projections derived from business plans reviewed by management. These assumptions and projections may differ or change quickly given that the Canadian traditional TV and radio advertising market is expected to be impacted by audience declines as the advertising market growth continues to shift towards digital. A negative change to any of these assumptions and projections may result in a further impairment of goodwill for the Bell Media group of CGUs.

Note 23 Trade payables and other liabilities

For the year ended December 31	Note	2024	2023
Trade payables and accruals		2,961	3,308
Compensation payable		543	599
Severance and other costs payable		157	34
Commodity taxes payable		146	143
Derivative liabilities	29	41	107
Provisions	26	65	65
Other current liabilities		594	473
Total trade payables and other liabilities		4,507	4,729

Note 24 Debt due within one year

For the year ended December 31	Note	Weighted average interest rate at December 31, 2024	2024	2023
Notes payable(1)	29	3.51%	2,203	207
Loans secured by receivables(2)	29	4.62%	1,600	1,588
Supplier finance arrangements due within one year	25	6.42%	73	74
Long-term debt due within one year(3)	25	3.82%	3,793	3,173
Total debt due within one year			7,669	5,042
(1)Includes commercial paper of $1,522 million in U.S. dollars ($2,190 million in Canadian dollars) and $149 million in U.S. dollars ($197 million in Canadian dollars) as at December 31, 2024 and December 31, 2023, respectively, which were issued under our U.S. commercial paper program and have been hedged for foreign currency fluctuations with forward currency contracts. See Note 29, Financial and capital management, for additional details.
(2)Loans secured by receivables totaled $1,112 million in U.S. dollars ($1,600 million in Canadian dollars) and $1,200 million in U.S. dollars ($1,588 million in Canadian dollars) as at December 31, 2024 and December 31, 2023, respectively, and have been hedged for foreign currency fluctuations with forward currency contracts. See Note 29, Financial and capital management, for additional details.
(3)Included in long-term debt due within one year is the current portion of lease liabilities of $1,088 million and $1,074 million as at December 31, 2024 and December 31, 2023, respectively.

Securitized receivables
In 2023, we amended our securitization program to add sustainability-linked pricing. The amendment introduces a financing cost that varies based on our performance of certain sustainability performance targets.
The following table provides further details on our securitized receivables programs during 2024 and 2023.

For the year ended December 31	2024	2023
Average interest rate throughout the year	5.50%	5.72%
Securitized receivables	3,405	3,320
Maximum amount still available under our securitization program	2,300	2,300
The securitization program is recorded as a floating rate revolving loan secured by certain receivables. We continue to service trade receivables and wireless device financing plan receivables under the securitization program, which matures in June 2027 unless previously terminated. The lenders' interest in the collection of these receivables ranks ahead of our interests, which means that we are exposed to certain risks of default on the amounts securitized.
We have provided various credit enhancements in the form of overcollateralization and subordination of our retained interests.
The lenders have no further claim on our other assets if customers do not pay the amounts owed.
Credit facilities
Bell Canada may issue notes under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3.0 billion in either Canadian or U.S. currency provided that at no time shall such maximum amount of notes exceed $3.5 billion in Canadian currency.
Effective November 22, 2024, the maximum amount of Bell Canada's committed unsecured revolving and expansion credit facilities was increased in the aggregate by $500 million as compared to December 31, 2023. The total amount of the net available committed revolving and expansion credit facilities may be drawn at any time.
On November 1, 2024, Bell Canada entered into a commitment letter (Commitment Letter) for a $3,700 million unsecured term loan facility (Ziply Term Facility) denominated in U.S. dollars ($5,324 million in Canadian dollars) that can be drawn to finance the acquisition of Ziply Fiber. Subsequent to year end and pursuant to the terms and conditions of the Commitment Letter, Bell Canada made reductions of $965 million in U.S. dollars ($1,375 million in Canadian dollars) in the aggregate amount of the Commitment Letter, decreasing the commitment thereunder to $2,735 million in U.S. dollars ($3,949 million in Canadian dollars).
In 2023, Bell Mobility Inc. (Bell Mobility) entered into a $600 million U.S. dollar uncommitted trade loan agreement to finance certain purchase obligations. Loan requests were made until April 30, 2024, with each loan having a term of up to 24 months. The loan agreement has been hedged for foreign currency fluctuations. See Note 29, Financial and capital management, for additional details.
The table below is a summary of our total bank credit facilities at December 31, 2024.

	Total available	Drawn	Letters of credit	Commercial paper outstanding	Net available
Committed credit facilities
Unsecured revolving and expansion credit facilities (1)(2)	4,000	—	—	2,190	1,810
Unsecured term loan facility	5,324	—	—	—	5,324
Unsecured non-revolving credit facilities	641	52	—	—	589
Other	106	—	71	—	35
Total committed credit facilities	10,071	52	71	2,190	7,758
Non-committed credit facilities
Bell Canada	1,810	—	512	—	1,298
Bell Mobility	863	863	—	—	—
Total non-committed credit facilities	2,673	863	512	—	1,298
Total committed and non-committed credit facilities	12,744	915	583	2,190	9,056
(1)Bell Canada’s $2.7 billion committed revolving credit facility expires in November 2029 and its $1.3 billion committed expansion credit facility expires in November 2027.
(2)As of December 31, 2024, Bell Canada’s outstanding commercial paper included $1,522 million in U.S. dollars ($2,190 million in Canadian dollars). All of Bell Canada’s commercial paper outstanding is included in Debt due within one year.

41 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

Restrictions
Some of our credit agreements:
•require us to meet specific financial ratios
•require us to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada
We are in compliance with all conditions and restrictions under such credit agreements.

Note 25 Long-term debt

For the year ended December 31	Note	Weighted average interest rate at December 31, 2024	Maturity	2024	2023
Debt securities
1997 trust indenture (1)		4.18%	2025-2053	20,273	19,768
1976 trust indenture		9.38%	2027-2054	975	975
2011 trust indenture (2)				—	225
2016 U.S. trust indenture (3)		4.24%	2032-2054	9,445	7,529
1996 trust indenture (subordinated)		8.21%	2026-2031	275	275
Lease liabilities		4.35%	2025-2069	4,591	4,857
Bell Mobility trade loan (4)		4.87%	2025-2026	863	476
Supplier finance arrangements		6.42%	2025-2029	197	218
Other				243	204
Total debt				36,862	34,527
Net unamortized discount				(29)	(33)
Unamortized debt issuance costs				(132)	(112)
Less amounts due within one year:
Supplier finance arrangements	24			(73)	(74)
Long-term debt	24			(3,793)	(3,173)
Total long-term debt				32,835	31,135
(1)At December 31, 2024 and 2023, $1,300 million and $1,625 million, respectively, have been swapped from fixed to floating using interest rate swaps. As at December 31, 2024, $525 million have been swapped from fixed to floating with forward interest rate swaps starting in 2028. See Note 29, Financial and capital management, for additional details.
(2)On December 12, 2024, the trust indenture dated August 10, 2011 between Manitoba Telecom Services Inc. (now Bell MTS Inc.) and Computershare Trust Company of Canada, as supplemented from time to time, was canceled and discharged given that no more debt securities were outstanding thereunder.
(3)At December 31, 2024 and 2023, notes issued under the 2016 U.S. trust indenture totaled $6,550 million and $5,700 million in U.S. dollars, respectively, and have been hedged for foreign currency fluctuations with cross currency interest rate swaps, including $600 million in U.S. dollars which was swapped from fixed to floating at December 31, 2023. See Note 29, Financial and capital management, for additional details.
(4)At December 31, 2024 and 2023, loans incurred under the Bell Mobility trade loan agreement totaled $600 million in U.S. dollars and $360 million in U.S. dollars, respectively, and have been hedged for foreign currency fluctuations with cross currency interest rate swaps. See Note 29, Financial and capital management, for additional details.
Bell Canada's debt securities have been issued in Canadian dollars with the exception of debt securities issued under the 2016 U.S. trust indenture, which have been issued in U.S. dollars. All debt securities were issued at a fixed interest rate. We have entered into interest rate and cross currency interest rate derivatives to manage interest rate risk as disclosed in Note 29, Financial and capital management.
Supplier finance arrangements
Supplier finance arrangements are agreements whereby a finance provider pays amounts to a participating supplier in respect of invoices owed by BCE and receives the settlement from BCE at a later date. These arrangements have an average term of 5 years, whereas comparable trade payables would have payment terms between 30 and 60 days.
Restrictions
Some of our debt agreements:
•impose covenants and new issue tests
•require us to make an offer to repurchase certain series of debt securities upon the occurrence of a change of control event as defined in the relevant debt agreements

We are in compliance with all conditions and restrictions under such debt agreements.
All outstanding debt securities have been issued under trust indentures, are unsecured and have been guaranteed by BCE. All debt securities have been issued in series and certain series are redeemable at Bell Canada’s option prior to maturity at the prices, times and conditions specified for each series.
2024
On May 24, 2024, Bell Canada issued, under its 1997 trust indenture, 5.60% Series M-61 medium-term note (MTN) debentures, with a principal amount of $400 million, which mature on August 11, 2053. The Series M-61 debentures were issued pursuant to a re-opening of an existing series of MTN debentures. Additionally, on the same date, Bell Canada issued, under its 1997 trust indenture, 5.15% Series M-63 MTN debentures, with a principal amount of $1.1 billion, which mature on August 24, 2034.
On February 15, 2024, Bell Canada issued, under its 2016 trust indenture, 5.200% Series US-9 Notes, with a principal amount of $700 million in U.S. dollars ($942 million in Canadian dollars), which mature on February 15, 2034. The Series US-9 Notes have been hedged for foreign currency fluctuations through cross currency interest rate swaps. Additionally, on the same date, Bell Canada issued, under its 2016 trust indenture, 5.550% Series US-10 Notes, with a principal amount of $750 million in U.S. dollars ($1,009 million in Canadian dollars), which mature on February 15, 2054. The Series US-10 Notes have been hedged for foreign currency fluctuations with cross currency interest rate swaps. See Note 29, Financial and capital management, for additional details.
The Series M-61 and M-63 MTN debentures and the Series US-9 and US-10 Notes are fully and unconditionally guaranteed by BCE.
Subsequent to year end, on February 18, 2025, Bell Canada completed an offering of $2,250 million in U.S. dollars ($3,187 million in Canadian dollars) aggregate principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes in two series (A and B).
The $1,000 million in U.S. dollars ($1,416 million in Canadian dollars) Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due 2055 initially bear interest at an annual rate of 6.875% and reset every five years starting on September 15, 2030 at an annual rate equal to the five-year U.S. Treasury rate plus a spread of 2.390%, provided that the interest rate during any five-year interest period will not reset below 6.875%. The $1,250 million in U.S. dollars ($1,771 million in Canadian dollars) Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due 2055 initially bear interest at an annual rate of 7.000% and reset every five years starting on September 15, 2035 at an annual rate equal to the five-year U.S. Treasury rate plus a spread of 2.363%, provided that the interest rate during any five-year interest period will not reset below 7.000%. Bell Canada may redeem either series of the Junior Subordinated Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset dates. The Series A and B Notes have been hedged for foreign currency fluctuations with foreign exchange swaps having a settlement date in 2025.

2023
On November 14, 2023, Bell Canada issued, under its 1997 trust indenture, 5.85% Series M-57 MTN debentures, with a principal amount of $300 million, which mature on November 10, 2032. The Series M-57 debentures were issued pursuant to a re-opening of an existing series of MTN debentures. Additionally on the same date, Bell Canada issued under its 1997 trust indenture, 5.25% Series M-62 MTN debentures, with a principal amount of $700 million, which mature on March 15, 2029.
On August 11, 2023, Bell Canada issued, under its 1997 trust indenture, 5.15% Series M-60 MTN debentures, with a principal amount of $600 million, which mature on November 14, 2028. Additionally, on the same date, Bell Canada issued under its 1997 trust indenture, 5.60% Series M-61 MTN debentures, with a principal amount of $400 million, which mature on August 11, 2053.
On May 11, 2023, Bell Canada issued, under its 2016 trust indenture, 5.100% Series US-8 Notes, with a principal amount of $850 million in U.S. dollars ($1,138 million in Canadian dollars), which mature on May 11, 2033. The Series US-8 Notes have been hedged for foreign currency fluctuations with cross currency interest rate swaps. See Note 29, Financial and capital management, for additional details.
On February 9, 2023, Bell Canada issued, under its 1997 trust indenture, 4.55% Series M-58 MTN debentures, with a principal amount of $1,050 million, which mature on February 9, 2030. Additionally, on the same date, Bell Canada issued, under its 1997 trust indenture, 5.15% Series M-59 MTN debentures, with a principal amount of $450 million, which mature on February 9, 2053.

43 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

Note 26 Provisions

For the year ended December 31	Note	AROs	Other (1)	Total
January 1, 2024		163	188	351
Additions		—	52	52
Usage		(9)	(36)	(45)
Reversals		—	(12)	(12)
Acquisition		7	—	7
December 31, 2024		161	192	353
Current	23	32	33	65
Non-current	28	129	159	288
December 31, 2024		161	192	353
(1) Other includes environmental, legal, vacant space and other provisions.
AROs reflect management’s best estimates of expected future costs to restore current leased premises to their original condition prior to lease inception. Cash outflows associated with our ARO liabilities are generally expected to occur at the restoration dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will be ultimately required for these sites is uncertain.

Note 27 Post-employment benefit plans
Post-employment benefit plans cost
We provide pension and other benefits for most of our employees. These include DB pension plans, DC pension plans and OPEBs.
We operate our DB and DC pension plans under applicable Canadian and provincial pension legislation, which prescribes minimum and maximum DB funding requirements. Plan assets are held in trust, and the oversight of governance of the plans, including investment decisions, contributions to DB plans and the selection of the DC plans investment options offered to plan participants, lies with the Risk and Pension Fund Committee, a committee of our board of directors.
The interest rate risk is managed using a liability matching approach, which reduces the exposure of the DB plans to a mismatch between investment growth and obligation growth.
The longevity risk is managed using a longevity swap, which reduces the exposure of the DB plans to an increase in life expectancy.
Components of post-employment benefit plans service cost

For the year ended December 31	2024	2023
DB pension	(134)	(128)
DC pension	(136)	(133)
OPEBs	(1)	(1)
Less:
Capitalized benefit plans cost	63	56
Total post-employment benefit plans service cost	(208)	(206)
Components of post-employment benefit plans financing income

For the year ended December 31	2024	2023
DB pension	99	149
OPEBs	(33)	(41)
Total net return on post-employment benefit plans	66	108

The statements of comprehensive income include the following amounts before income taxes.

	2024	2023
Cumulative gains recognized directly in equity, January 1	432	985
Actuarial gains (losses) in other comprehensive income (loss)(1)	984	(835)
(Increase) decrease in the effect of the asset limit in other comprehensive income (loss)(2)	(188)	282
Cumulative gains recognized directly in equity, December 31	1,228	432
(1)The cumulative actuarial gains recognized in the statements of comprehensive income are $1,848 million at December 31, 2024.
(2)The cumulative increase in the effect of the asset limit recognized in the statements of comprehensive income is $620 million at December 31, 2024.
Components of post-employment benefit assets (obligations)
The following table shows the change in post-employment benefit obligations and the fair value of plan assets.

	DB pension plans		OPEB plans		Total
	2024	2023	2024	2023	2024	2023
Post-employment benefit obligations, January 1	(20,595)	(19,295)	(1,074)	(1,138)	(21,669)	(20,433)
Current service cost	(134)	(128)	(1)	(1)	(135)	(129)
Interest on obligations	(927)	(993)	(49)	(58)	(976)	(1,051)
Actuarial gains (losses)(1)	214	(1,572)	—	51	214	(1,521)
Benefit payments	1,349	1,401	70	72	1,419	1,473
Employee contributions	(8)	(8)	—	—	(8)	(8)
Business combinations	(33)	—	—	—	(33)	—
Post-employment benefit obligations, December 31	(20,134)	(20,595)	(1,054)	(1,074)	(21,188)	(21,669)
Fair value of plan assets, January 1	23,768	23,355	330	327	24,098	23,682
Expected return on plan assets(2)	1,062	1,195	16	17	1,078	1,212
Actuarial gains (losses)(1)	737	692	33	(6)	770	686
Benefit payments	(1,349)	(1,401)	(70)	(72)	(1,419)	(1,473)
Employer contributions	48	41	61	64	109	105
Employee contributions	8	8	—	—	8	8
Transfers to DC plans	(132)	(124)	—	—	(132)	(124)
Business combinations	47	—	—	—	47	—
Other	(1)	2	—	—	(1)	2
Fair value of plan assets, December 31	24,188	23,768	370	330	24,558	24,098
Plan asset (deficit)	4,054	3,173	(684)	(744)	3,370	2,429
Effect of asset limit	(960)	(719)	—	—	(960)	(719)
Interest on effect of asset limit	(36)	(53)	—	—	(36)	(53)
Post-employment benefit asset (liability), December 31	3,058	2,401	(684)	(744)	2,374	1,657
Post-employment benefit assets	3,578	2,935	—	—	3,578	2,935
Post-employment benefit obligations	(520)	(534)	(684)	(744)	(1,204)	(1,278)
(1)Actuarial gains (losses) include experience gains of $809 million in 2024 and $734 million in 2023.
(2)The actual return on plan assets was $1,848 million or 8.1% in 2024 and $1,898 million or 8.8% in 2023.

45 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

Funded status of post-employment benefit plans
The following table shows the funded status of our post-employment benefit obligations.

	Funded		Partially funded(1)		Unfunded(2)		Total
For the year ended December 31	2024	2023	2024	2023	2024	2023	2024	2023
Present value of post-employment benefit obligations	(19,558)	(20,004)	(1,425)	(1,453)	(205)	(212)	(21,188)	(21,669)
Fair value of plan assets	24,123	23,703	435	395	—	—	24,558	24,098
Plan surplus (deficit)	4,565	3,699	(990)	(1,058)	(205)	(212)	3,370	2,429
Effect of asset limit	(996)	(772)	—	—	—	—	(996)	(772)
Post-employment benefit asset (liability)	3,569	2,927	(990)	(1,058)	(205)	(212)	2,374	1,657
(1)The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and certain OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.
(2)Our unfunded plans consist of certain OPEBs, which are paid as claims are incurred.
Significant assumptions
We used the following key assumptions to measure the post-employment benefit obligations and the net benefit plans cost for the DB pension plans and OPEB plans. These assumptions are long-term, which is consistent with the nature of post-employment benefit plans.

	DB pension plans and OPEB plans
For the year ended December 31	2024	2023
Post-employment benefit obligations
Discount rate	4.7%	4.6%
Rate of compensation increase	2.25%	2.25%
Cost of living indexation rate(1)	1.6%	1.6%
Life expectancy at age 65 (years)	23.4	23.4
(1)Cost of living indexation rate is only applicable to DB pension plans.

	DB pension plans and OPEB plans
For the year ended December 31	2024	2023
Net post-employment benefit plans cost
Discount rate	4.7%	5.3%
Rate of compensation increase	2.25%	2.25%
Cost of living indexation rate(1)	1.6%	1.6%
Life expectancy at age 65 (years)	23.4	23.3
(1) Cost of living indexation rate is only applicable to DB pension plans.
The weighted average duration of the post-employment benefit obligation is 11 years.
We assumed the following trend rates in healthcare costs:
•an annual increase in the cost of medication of 6.5% for 2024 decreasing to 4.0% over 20 years
•an annual increase in the cost of covered dental benefits of 4.5%
•an annual increase in the cost of covered hospital benefits of 3.7%
•an annual increase in the cost of other covered healthcare benefits of 4.5%
Assumed trend rates in healthcare costs have a significant effect on the amounts reported for the healthcare plans.
The following table shows the effect of a 1% change in the assumed trend rates in healthcare costs.

Effect on post-employment benefits - increase/(decrease)	1% increase	1% decrease
Total service and interest cost	2	(3)
Post-employment benefit obligations	55	(49)

Sensitivity analysis
The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

		Impact on net post-employment benefit plans cost for 2024 – increase/(decrease)		Impact on post-employment benefit obligations at December 31, 2024 – increase/(decrease)
	Change in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5%	(79)	72	(1,102)	1,208
Cost of living indexation rate	0.5%	53	(41)	987	(805)
Life expectancy at age 65	1 year	36	(37)	720	(721)
Post-employment benefit plan assets
The investment strategy for the post-employment benefit plan assets is to maintain a diversified portfolio of assets invested in a prudent manner to maintain the security of benefits.
The following table shows the target allocations for 2024 and the allocation of our post-employment benefit plan assets at December 31, 2024 and 2023.

	Weighted average target allocation	Total plan assets fair value
Asset category	2024	December 31, 2024	December 31, 2023
Equity securities	0%-40%	13%	13%
Debt securities	40%-100%	53%	55%
Alternative investments	0%-50%	34%	32%
Total		100%	100%

47 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

The following table shows the fair value of the DB pension plan assets for each category.

For the year ended December 31	2024	2023
Observable markets data
Equity securities
Canadian	862	858
Foreign	2,344	2,265
Debt securities
Canadian	11,117	10,284
Foreign	1,426	1,550
Money market	257	1,222
Non-observable markets inputs
Alternative investments
Private equities	1,066	831
Hedge funds	1,301	1,268
Real estate and infrastructure	4,341	4,221
Private debt	1,451	1,237
Other	23	32
Total	24,188	23,768
Equity securities included less than $0.1 million of BCE common shares, less than 0.1% of total plan assets, at December 31, 2024 and approximately $9 million of BCE common shares, or less than 0.1% of total plan assets, at December 31, 2023.
Debt securities included approximately $41 million of Bell Canada debentures, or 0.2% of total plan assets, at December 31, 2024 and approximately $92 million of Bell Canada debentures, or 0.4% of total plan assets, at December 31, 2023.
The Bell Canada Pension Plan has an investment arrangement which hedges part of its exposure to potential increases in longevity, which covers approximately $3 billion of post-employment benefit obligations. The fair value of the arrangement is included within other alternative investments.
Cash flows
We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory authorities. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits. Changes in these factors could cause actual future contributions to differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future, which could have a negative effect on our liquidity and financial performance.
We contribute to the DC pension plans as employees provide service.
The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under OPEB plans.

	DB plans		DC plans		OPEB plans
For the year ended December 31	2024	2023	2024	2023	2024	2023
Contributions/payments	(48)	(41)	(4)	(11)	(61)	(64)
We expect to contribute approximately $30 million to our DB pension plans in 2025, subject to actuarial valuations being completed. We expect to contribute approximately $10 million to the DC pension plans and to pay approximately $60 million to beneficiaries under OPEB plans in 2025.

Note 28 Other non-current liabilities

For the year ended December 31		Note	2024	2023
Provisions		26	288	286
Long-term disability benefits obligation			271	269
Derivative liabilities		29	863	607
Joint venture obligation	9,	20	—	252
Other			224	303
Total other non-current liabilities			1,646	1,717

Note 29 Financial and capital management
Financial management
Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks, including credit risk, liquidity risk, foreign currency risk, interest rate risk and equity price risk.
Derivatives
We use derivative instruments to manage our exposure to foreign currency risk, interest rate risk and changes in the price of BCE common shares.
Fair value
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Certain fair value estimates are affected by assumptions we make about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that may be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values may not be the net amounts that would be realized if these instruments were settled.
The carrying values of our cash, cash equivalents, short-term investments, trade and other receivables, trade payables and other liabilities, interest payable, dividends payable, notes payable and loans secured by receivables approximate fair value as they are short-term. The carrying value of wireless device financing plan receivables approximates fair value given that their average remaining duration is short and the carrying value is reduced by an allowance for doubtful accounts and an allowance for revenue adjustments. The carrying value of the Bell Mobility trade loans approximates fair value given their average remaining duration is short and they bear interest at a variable rate.
The following table provides the fair value details of other financial instruments measured at amortized cost in the statements of financial position.

					December 31, 2024		December 31, 2023
	Classification	Fair value methodology	Note		Carrying value	Fair value	Carrying value	Fair value
Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	24,	25	31,247	30,885	29,049	28,225

49 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

				Fair value
	Classification	Note	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2)(1)	Non-observable market inputs (level 3)(2)
December 31, 2024
Publicly-traded and privately-held investments(3)	Other non-current assets	21	877	35	—	842
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities		(368)	—	(368)	—
Other	Other non-current assets		225	—	225	—
December 31, 2023
Publicly-traded and privately-held investments(3)	Other non-current assets	21	587	10	—	577
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities		(488)	—	(488)	—
Other	Other non-current assets and liabilities		147	—	216	(69)
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows and revenue and earnings multiples. For certain privately-held investments, changes in our valuation assumptions may result in a significant change in the fair value of our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in Other comprehensive income (loss) in the statements of comprehensive income and are reclassified from Accumulated other comprehensive loss to the Deficit in the statements of financial position when realized.
Credit risk
We are exposed to credit risk from operating activities and certain customer financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position.
We are exposed to credit risk if counterparties to our trade receivables, including wireless device financing plan receivables, and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. There was minimal credit risk relating to derivative instruments at December 31, 2024 and 2023. We deal with institutions that have investment-grade credit ratings and we expect that they will be able to meet their obligations. We regularly monitor our credit risk and credit exposure, and consider, among other factors, the effects of changes in interest rates and inflation.
The following table provides the change in allowance for doubtful accounts for trade receivables.

	Note	2024	2023
Balance, January 1		(118)	(129)
Additions		(169)	(126)
Usage and reversals		167	137
Balance, December 31	12	(120)	(118)
In many instances, trade receivables are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.

The following table provides further details on trade receivables, net of allowance for doubtful accounts.

At December 31	2024	2023
Trade receivables not past due	3,346	3,158
Trade receivables past due
Under 60 days	484	421
60 to 120 days	240	209
Over 120 days	115	53
Trade receivables, net of allowance for doubtful accounts	4,185	3,841
The following table provides the change in allowance for doubtful accounts for contract assets.

	Note	2024	2023
Balance, January 1		(18)	(19)
Additions		(20)	(40)
Usage and reversals		20	41
Balance, December 31		(18)	(18)
Current		(6)	(6)
Non-current		(12)	(12)
Balance, December 31	14	(18)	(18)
Liquidity risk
Our cash, cash equivalents, short-term investments, amounts available under our securitized receivables program, cash flows from operations and possible capital markets financing are expected to be sufficient to fund our operations and fulfill our obligations as they become due. Should our cash requirements exceed the above sources of cash, we would expect to cover such a shortfall by drawing on existing committed bank facilities and new ones, to the extent available.
The following table is a maturity analysis for recognized financial liabilities at December 31, 2024 for each of the next five years and thereafter.

At December 31, 2024	Note	2025	2026	2027	2028	2029	Thereafter	Total
Total debt, excluding lease liabilities	25	2,769	1,988	1,771	2,139	1,490	22,114	32,271
Lease liabilities (1)	25	1,258	991	493	392	332	2,047	5,513
Notes payable	24	2,203	—	—	—	—	—	2,203
Loan secured by receivables	24	1,600	—	—	—	—	—	1,600
Interest payable on long-term debt, notes payable and loan secured by receivables		1,491	1,255	1,213	1,155	1,055	12,037	18,206
Net receipts on cross currency interest rate swaps and interest rate swaps		(64)	(61)	(40)	(40)	(39)	(1,322)	(1,566)
Total		9,257	4,173	3,437	3,646	2,838	34,876	58,227
(1) Includes imputed interest of $922 million.
We are also exposed to liquidity risk for financial liabilities due within one year as shown in the statements of financial position.
Market risk
Currency exposures
In 2024, we entered into cross currency interest rate swaps with a notional amount of $700 million in U.S. dollars ($942 million in Canadian dollars) to hedge the U.S. currency exposure of our US-9 Notes maturing in 2034. The fair value of the cross currency interest rate swaps at December 31, 2024 was a net asset of $5 million recognized in Other current assets and Other non-current liabilities in the statements of financial position.
In 2024, we entered into cross currency interest rate swaps with a notional amount of $750 million in U.S. dollars ($1,009 million in Canadian dollars) to hedge the U.S. currency exposure of our US-10 Notes maturing in 2054. In connection with these swaps, cross currency basis rate swaps outstanding at December 31, 2023 with a notional amount of $644 million were settled. The fair value of the cross currency interest rate swaps at December 31, 2024 was a net liability of $44 million recognized in Other current assets and Other non-current liabilities in the statements of financial position.
51 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

In 2024, we entered into cross currency interest rate swaps with a notional amount of $240 million in U.S. dollars ($324 million in Canadian dollars) to hedge the U.S. currency exposure of outstanding loans maturing in 2026 under our Bell Mobility trade loan agreement. The fair value of the cross currency interest rate swaps at December 31, 2024 was an asset of $21 million recognized in Other current assets and Other non-current assets in the statements of financial position.
In 2023, we entered into cross currency interest rate swaps with a notional amount of $360 million in U.S. dollars ($491 million in Canadian dollars) to hedge the U.S. currency exposure of outstanding loans maturing in 2025 under our Bell Mobility trade loan agreement. The fair value of the cross currency interest rate swaps at December 31, 2024 and 2023 was an asset of $28 million recognized in Other current assets and a net liability of $15 million recognized in Other current assets and Other non-current liabilities, respectively, in the statements of financial position.
In 2023, we entered into cross currency interest rate swaps with a notional amount of $850 million in U.S. dollars ($1,138 million in Canadian dollars) to hedge the U.S. currency exposure of our US-8 Notes maturing in 2033. The fair value of the cross currency interest rate swaps at December 31, 2024 and 2023 was an asset of $11 million recognized in Other current assets and Other non-current assets and a net liability of $37 million recognized in Other current assets, Trade payables and other liabilities and Other non-current liabilities, respectively, in the statements of financial position.
See Note 24, Debt due within one year and Note 25, Long-term debt, for additional details.
The following table provides further details on our outstanding foreign currency forward contracts and options as at December 31, 2024.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item
Cash flow(1)	USD	1,117	CAD	1,606	2025	Loans
Cash flow	USD	1,533	CAD	2,154	2025	Commercial paper
Cash flow	USD	671	CAD	873	2025	Anticipated purchases
Cash flow	PHP	3,193	CAD	75	2025	Anticipated purchases
Cash flow	USD	509	CAD	677	2026	Anticipated purchases
Economic	USD	280	CAD	375	2025	Anticipated purchases
Economic - swaps	CAD	423	USD	302	2025	Anticipated purchases
Economic - options(2)	USD	270	CAD	353	2025	Anticipated purchases
Economic - call options	USD	500	CAD	675	2025	Anticipated purchases
Economic - put options	USD	780	CAD	1,044	2025	Anticipated purchases
Economic - swaps	USD	102	CAD	140	2026	Anticipated purchases
Economic - call options	USD	120	CAD	158	2026	Anticipated purchases
Economic - call options	CAD	348	USD	240	2026	Anticipated purchases
Economic - put options	USD	150	CAD	197	2026	Anticipated purchases
Economic - swaps	USD	200	CAD	275	2027	Anticipated purchases
(1)    Forward contracts to hedge loans secured by receivables under our securitization program. See Note 24, Debt due within one year, for additional information.
(2) Foreign currency options with a leverage provision and a profit cap limitation.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $1 million (loss of $73 million) recognized in net earnings at December 31, 2024 and a gain of $119 million (loss of $107 million) recognized in Other comprehensive income (loss) at December 31, 2024, with all other variables held constant.
Interest rate exposures
In 2024, we terminated interest rate swaps with a notional amount of $625 million entered into in 2023 and 2022 used to hedge the fair value of our Series M-53 MTN debentures maturing in 2027. The fair value of the interest rate swaps at the date of termination was an asset of $6 million.
In 2024, we entered into, and subsequently terminated, forward starting interest rate swaps effective from 2026 with a notional amount of $336 million to hedge the fair value of our US-10 Notes maturing in 2054. The fair value of the forward starting interest rate swaps at the date of termination was an asset of $20 million.
In 2024, we terminated interest rate swaps entered into in 2023 with a notional amount of $250 million used to hedge the fair value of our Series M-52 MTN debentures maturing in 2030. The fair value of the interest rate swaps at the date of termination was an asset of $6 million.
In 2024, we terminated a series of interest rate swaps entered into in 2023 with a notional amount of $50 million maturing in 2025 and $150 million used to hedge the fair value of our Series M-57 MTN debentures maturing in 2032. The fair value of the interest rate swaps at the date of termination was an asset of $6 million.

In 2024, we entered into forward starting interest rate swaps, effective from 2025, with a notional amount of $800 million in U.S. dollars ($1,080 million in Canadian dollars), of which $400 million in U.S. dollars matures in each of 2030 and 2035, to hedge the interest rate exposure on future U.S. dollar debt issuances. Also in 2024, we terminated a portion of these forward starting interest rate swaps with a notional amount of $250 million in U.S. dollars ($338 million in Canadian dollars). The fair value of the forward starting interest rate swaps at the date of termination was an asset of $7 million. The fair value of the remaining forward starting interest rate swaps with a notional amount of $550 million in U.S. dollars ($742 million in Canadian dollars), of which $275 million in U.S. dollars matures in each of 2030 and 2035, at December 31, 2024 was an asset of $38 million recognized in Other non-current assets in the statements of financial position.
In 2024, we sold U.S. dollar interest rate swaptions with a notional amount of $214 million in U.S. dollars ($289 million in Canadian dollars), expiring in 2024, to hedge economically the fair value of future U.S. dollar debt issuances. The interest rate swaptions were terminated or expired unexercised.
In 2024, we sold interest rate swaptions, expiring in 2024, with a notional amount of $300 million to hedge economically the fair value of our M-17 MTN debentures maturing in 2035. The interest rate swaptions expired unexercised.
In 2024, we sold interest rate swaptions, expiring in 2024, with a notional amount of $750 million to hedge economically the fair value of our M-53 MTN debentures maturing in 2027. Interest rate swaptions with a notional amount of $625 million were settled. The fair value of the interest rate swaptions at the date of settlement was a liability of $6 million. The remaining interest rate swaptions expired unexercised.
In 2024, we sold interest rate floors, expiring in 2029, with a notional amount of $350 million. Also in 2024, we purchased, and subsequently terminated, interest rate options, expiring in 2026, with a notional amount of $440 million to hedge economically the interest cost of our M-62 MTN debentures maturing in 2029. The fair value of the interest rate options at the date of termination was an asset of $1 million. The fair value of the interest rate floors at December 31, 2024 was a liability of $2 million recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
In 2023, we sold interest rate swaptions with a notional amount of $250 million to hedge economically the fair value of our Series M-53 MTN debentures and we sold interest rate swaptions with a notional amount of $425 million to hedge economically the floating interest rate exposure relating to these debentures. These swaptions matured unexercised.
In 2023, we entered into forward starting interest rate swaps, effective from 2024, with a notional amount of $700 million to hedge the fair value of our series M-62 MTN debentures maturing in 2029. The fair value of the interest rate swaps at December 31, 2024 and 2023 was an asset of $27 million and $22 million, respectively, recognized in Other current assets and Other non-current assets in the statements of financial position.
In 2023, we sold interest rate swaptions with a notional amount of $375 million to hedge economically the fair value of our Series M-52 MTN debentures. These swaptions were exercised in 2023, giving rise to a loss of $1 million recognized in Other expense in the income statements. The resulting interest rate swaps with a notional amount of $375 million hedge the fair value of our Series M-52 MTN debentures maturing in 2030. In 2023, we also entered into additional interest rate swaps with a notional amount of $125 million to hedge the fair value of our Series M-52 MTN debentures. The fair value of the interest rate swaps at December 31, 2024 and 2023 was an asset of $11 million recognized in Other current assets and Other non-current assets and a net asset of $12 million recognized in Other current assets, Trade payables and other liabilities and Other non-current assets, respectively, in the statements of financial position.
In 2023, we sold interest rate swaptions with a notional amount of $125 million to hedge economically the fair value of our Series M-57 MTN debentures. These swaptions were exercised in 2023, giving rise to a loss of $2 million recognized in Other expense in the income statements. The resulting interest rate swaps with a notional amount of $125 million hedge the fair value of our Series M-57 MTN debentures maturing in 2032. In 2023, we also entered into additional interest rate swaps with a notional amount of $375 million to hedge the fair value of our Series M-57 MTN debentures. The fair value of the interest rate swaps at December 31, 2024 and 2023 was a net asset of $19 million recognized in Other current assets, Trade payables and other liabilities and Other non-current assets and a net asset of $24 million recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the statements of financial position.
In 2023, we entered into forward starting interest rate swaps, effective from 2028, with a notional amount of $125 million to hedge the fair value of our series M-59 MTN debentures maturing in 2053. In 2023, we also entered into forward starting interest rate swaps, effective from 2028, with a notional amount of $400 million to hedge the fair value of our series M-61 MTN debentures maturing in 2053. The fair value of the interest rate swaps at December 31, 2024 and 2023 was an asset of $35 million and $48 million, respectively, recognized in Other non-current assets in the statements of financial position.
In 2023, we entered into an amortizing interest rate swap with an initial notional amount of $197 million, to hedge the interest rate exposure on other debt maturing in 2028. The notional amount of the outstanding amortizing interest rate swap at December 31, 2024 was $123 million. The fair value of the amortizing interest rate swap at December 31, 2024 and 2023 was a liability of $4 million recognized in Trade payables and other liabilities and Other non-current liabilities and a net liability of $2 million recognized in Other current assets and Other non-current liabilities, respectively, in the statements of financial position.
See Note 24, Debt due within one year and Note 25, Long-term debt, for additional details.
53 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

A 1% increase (decrease) in interest rates would result in a loss (gain) of $28 million recognized in net earnings at December 31, 2024, with all other variables held constant.
Equity price exposures
We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at December 31, 2024 and December 31, 2023 was a net liability of $429 million and $162 million, respectively, recognized in Other current assets, Trade payables and other liabilities, and Other non-current liabilities in the statements of financial position. A loss of $269 million and $103 million for the year ended December 31, 2024 and 2023, respectively, relating to the equity forward contracts is recognized in Other expense in the income statements. See Note 31, Share-based payments, for additional details.
A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $18 million recognized in net earnings at December 31, 2024, with all other variables held constant.
Capital management
We have various capital policies, procedures and processes which are utilized to seek to achieve our objectives for capital management. These include optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.
Our definition of capital includes equity attributable to BCE shareholders, debt, cash, cash equivalents and short-term investments.
In 2024, the key ratio that we used to monitor and manage our capital structure was a net debt leverage ratio(1). In 2024, we increased our net debt leverage ratio target range to 3.0 times adjusted EBITDA from 2.0 to 2.5 times adjusted EBITDA in 2023. At December 31, 2024, and December 31, 2023, we had exceeded the limit of our internal net debt leverage ratio target range by 0.81 and 0.98, respectively.
We believe that certain investors and analysts use our net debt leverage ratio as a measure of financial leverage and health of the company.
The following table provides a summary of our key ratio.

At December 31	2024	2023
Net debt leverage ratio	3.81	3.48
On February 6, 2025, the board of directors of BCE declared a quarterly dividend of $0.9975 per common share, payable on April 15, 2025.
On February 7, 2024, the board of directors of BCE approved an increase of 3.1% in the annual dividend on BCE's common shares, from $3.87 to $3.99 per common share.
In both Q4 2023 and Q4 2024, BCE renewed its normal course issuer bid program (NCIB) with respect to its First Preferred Shares. See Note 30, Share capital, for additional details.
In Q4 2024, BCE amended its Shareholder Dividend Reinvestment and Stock Purchase Plan (DRP) to provide, at the BCE board of directors' discretion, for the issuance of new common shares from treasury at a discount to the average market price of the common shares preceding the applicable dividend payment date (the Average Market Price). See Note 30, Share capital, for additional details.

(1)Our net debt leverage ratio represents net debt divided by adjusted EBITDA. As of December 31, 2024, we define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash, cash equivalents and short-term investments, as shown in our statements of financial position. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

Note 30 Share capital
Preferred shares
BCE’s articles of amalgamation, as amended, provide for an unlimited number of First Preferred Shares and Second Preferred Shares, all without par value. The terms set out in the articles authorize BCE’s directors to issue the shares in one or more series and to set the number of shares and the conditions for each series.
The following table provides a summary of the principal terms of BCE’s First Preferred Shares as at December 31, 2024. There were no Second Preferred Shares issued and outstanding at December 31, 2024. BCE’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

Series	Annual dividend rate	Convertible into	Conversion date	Redemption date	Redemption price	Number of shares issued and outstanding	Stated capital
							December 31, 2024	December 31, 2023
Q	floating	Series R	December 1, 2030	At any time	$25.50	—	—	—
R(1)	3.018%	Series Q	December 1, 2025	December 1, 2025	$25.00	7,610,500	190	194
S	floating	Series T	November 1, 2026	At any time	$25.50	2,001,167	50	51
T(1)	4.99%	Series S	November 1, 2026	November 1, 2026	$25.00	5,175,533	129	132
Y	floating	Series Z	December 1, 2027	At any time	$25.50	5,958,652	149	161
Z(1)	5.346%	Series Y	December 1, 2027	December 1, 2027	$25.00	2,658,031	66	68
AA(1)	4.94%	Series AB	September 1, 2027	September 1, 2027	$25.00	11,171,231	285	293
AB	floating	Series AA	September 1, 2027	At any time	$25.50	6,399,439	163	176
AC(1)	5.08%	Series AD	March 1, 2028	March 1, 2028	$25.00	6,312,874	161	165
AD	floating	Series AC	March 1, 2028	At any time	$25.50	11,722,138	299	319
AE	floating	Series AF	February 1, 2025	At any time	$25.50	5,827,613	146	151
AF(1)	3.865%	Series AE	February 1, 2025	February 1, 2025	$25.00	8,820,587	221	227
AG(1)	3.37%	Series AH	May 1, 2026	May 1, 2026	$25.00	8,316,930	208	211
AH	floating	Series AG	May 1, 2026	At any time	$25.50	4,655,070	116	120
AI(1)	3.39%	Series AJ	August 1, 2026	August 1, 2026	$25.00	8,972,840	224	231
AJ	floating	Series AI	August 1, 2026	At any time	$25.50	3,827,260	96	103
AK(1)	3.306%	Series AL	December 31, 2026	December 31, 2026	$25.00	21,391,312	535	558
AL(2)	floating	Series AK	December 31, 2026	At any time		1,724,288	43	44
AM(1)	2.939%	Series AN	March 31, 2026	March 31, 2026	$25.00	9,951,978	228	233
AN(2)	floating	Series AM	March 31, 2026	At any time		1,004,422	23	24
AO	fixed	Series AP				—	—	—
AP	floating	Series AO				—	—	—
AQ(1)	6.538%	Series AR	September 30, 2028	September 30, 2028	$25.00	8,102,214	201	206
AR(3)	floating	Series AQ	September 30, 2033	At any time		—	—	—
							3,533	3,667
(1)BCE may redeem each of these series of First Preferred Shares on the applicable redemption date and every five years thereafter.
(2)BCE may redeem Series AL and AN First Preferred Shares at $25.00 per share on December 31, 2026 and March 31, 2026, respectively, and every five years thereafter (each, a Series conversion date). Alternatively, BCE may redeem Series AL or AN First Preferred Shares at $25.50 per share on any date which is not a Series conversion date for the applicable series of First Preferred Shares.
(3)If Series AR First Preferred Shares are issued on September 30, 2028, BCE may redeem such shares at $25.00 per share on September 30, 2033 and every five years thereafter (each, a Series conversion date). Alternatively, BCE may redeem Series AR Preferred Shares at $25.50 per share on any date which is not a Series conversion date for such series of First Preferred Shares.

55 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

Normal course issuer bid for BCE First Preferred Shares
On November 7, 2024, BCE announced the renewal of its NCIB to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares that are listed on the Toronto Stock Exchange (TSX). The NCIB will extend from November 11, 2024 to November 10, 2025, or an earlier date should BCE complete its purchases under the NCIB.
In 2024, BCE repurchased and canceled 5,346,488 First Preferred Shares under its NCIB with a stated capital of $134 million for a total cost of $92 million. The remaining $42 million was recorded to contributed surplus.
Subsequent to year end, BCE repurchased and canceled 1,413,405 First Preferred Shares under its NCIB with a stated capital of $35 million for a total cost of $25 million. The remaining $10 million was recorded to contributed surplus.
On November 2, 2023, BCE announced the renewal of its NCIB to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares that are listed on the TSX. The NCIB extended from November 9, 2023 to November 8, 2024.
In 2023, BCE repurchased and canceled 8,124,533 First Preferred Shares under its NCIB with a stated capital of $203 million for a total cost of $140 million. The remaining $63 million was recorded to contributed surplus.
Voting rights
All of the issued and outstanding First Preferred Shares at December 31, 2024 are non-voting, except under special circumstances when the holders are entitled to one vote per share.
Priority and entitlement to dividends
The First Preferred Shares of all series rank at parity with each other and in priority to all other shares of BCE with respect to payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of BCE.
Holders of Series R, T, Z, AA, AC, AF, AG, AI, AK, AM and AQ First Preferred Shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE’s articles of amalgamation, as amended.
Holders of Series S, Y, AB, AD, AE, AH and AJ First Preferred Shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE’s articles of amalgamation, as amended.
Holders of Series AL and AN First Preferred Shares are entitled to floating cumulative quarterly dividends. The floating dividend rate on these shares is calculated every quarter, as set out in BCE’s articles of amalgamation, as amended.
Dividends on all series of First Preferred Shares are paid as and when declared by the board of directors of BCE.
Conversion features
All of the issued and outstanding First Preferred Shares at December 31, 2024 are convertible at the holder’s option into another associated series of First Preferred Shares on a one-for-one basis according to the terms set out in BCE’s articles of amalgamation, as amended.
Conversion of First Preferred Shares
Subsequent to year end, on February 1, 2025, 8,050 of BCE’s fixed-rate Cumulative Redeemable First Preferred Shares, Series AF (Series AF Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AE (Series AE Preferred Shares). In addition, on February 1, 2025, 2,479,334 of BCE’s Series AE Preferred Shares were converted, on a one-for-one basis, into Series AF Preferred Shares.

Common shares and Class B shares
BCE’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares, all without par value. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE is liquidated, dissolved or wound up, after payments due to the holders of preferred shares. No Class B shares were outstanding at December 31, 2024 and 2023.
The following table provides details about the outstanding common shares of BCE.

		2024		2023
	Note	Number of shares	Stated capital	Number of shares	Stated capital
Outstanding, January 1		912,274,545	20,859	911,982,866	20,840
Shares issued under deferred share plan		8,558	1	843	—
Shares issued under employee stock option plan	31	—	—	306,139	19
Unclaimed shares(1)		—	—	(15,303)	—
Outstanding, December 31		912,283,103	20,860	912,274,545	20,859
(1)Represents unclaimed shares following the expiry of former Manitoba Telecom Services Inc. (MTS) shareholders' rights to receive BCE common shares in connection with the acquisition of MTS.
Discounted Treasury Dividend Reinvestment Plan
In Q4 2024, BCE amended its DRP to provide, at the BCE board of directors’ discretion, for the issuance of new common shares from treasury at a discount to the Average Market Price. Commencing with the dividend payable on January 15, 2025 to eligible shareholders as of the December 16, 2024 record date, and subsequently until further notice, common shares will be issued from treasury at a discount of 2% to the Average Market Price.
Subsequent to year end, on January 15, 2025, 9,540,786 common shares were issued from treasury under the DRP to shareholders of record on December 16, 2024 holding 308,654,258 common shares, for $314 million.
Contributed surplus
Contributed surplus in 2024 and 2023 includes premiums in excess of par value upon the issuance of BCE common shares and share-based compensation expense net of settlements.

Note 31 Share-based payments
The following share-based payment amounts are included in Operating costs in the income statements.

For the year ended December 31	2024	2023
RSUs and PSUs	(52)	(62)
ESP and DSUs	(32)	(33)
Total share-based payments	(84)	(95)
Description of the plans
ESP
The ESP is designed to encourage employees of BCE and its participating subsidiaries to own shares of BCE. Employees can choose to have up to 12% of their eligible annual earnings withheld through regular payroll deductions for the purchase of BCE common shares. In some cases, the employer also contributes up to 2% of the employee’s eligible annual earnings to the plan. Dividends are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. Employer contributions to the ESP and related dividends are subject to employees holding their shares for a two-year vesting period.
The trustee of the ESP buys BCE common shares for the participants on the open market, by private purchase or from treasury. BCE determines the method the trustee uses to buy the shares.
At December 31, 2024, 4,360,087 common shares were authorized for issuance from treasury under the ESP. At December 31, 2024 and 2023, there were 1,239,411 and 1,077,613 unvested employer ESP contributions, respectively.

57 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

RSUs/PSUs
RSUs/PSUs are granted to executives and other eligible employees. Dividends in the form of additional RSUs/PSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. Executives and other eligible employees are granted a specific number of RSUs/PSUs for a given performance period based mainly on their level and position. RSUs/PSUs vest fully after three years of continuous employment from the date of grant and if performance objectives are met for PSUs, as determined by the board of directors.
The following table summarizes RSUs/PSUs outstanding at December 31, 2024 and 2023.

Number of RSUs/PSUs	2024	2023
Outstanding, January 1	3,412,812	3,124,187
Granted(1)	1,236,690	1,125,502
Dividends credited	284,530	213,427
Settled	(1,296,656)	(957,402)
Forfeited	(58,476)	(92,902)
Outstanding, December 31	3,578,900	3,412,812
Vested, December 31(2)	1,090,574	1,225,815
(1)The weighted average fair value of the RSUs/PSUs granted was $50 in 2024 and $61 in 2023.
(2)The RSUs/PSUs vested on December 31, 2024 were fully settled in February 2025 with BCE common shares and/or DSUs.
DSUs
Eligible bonuses and RSUs may be paid in the form of DSUs when executives or other eligible employees elect or are required to participate in the plan. The value of a DSU at the issuance date is equal to the value of one BCE common share. For non-management directors, compensation is paid in DSUs until the minimum share ownership requirement is met; thereafter, at least 50% of their compensation is paid in DSUs. There are no vesting requirements relating to DSUs. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. DSUs are settled when the holder leaves the company.
At December 31, 2024 and 2023, there were 3,560,305 and 3,573,182 DSUs outstanding, respectively.
Stock options
Under BCE’s long-term incentive plans, BCE may grant options to executives to buy BCE common shares. The subscription price of a grant is based on the higher of:
•the volume-weighted average of the trading price on the trading day immediately prior to the effective date of the grant
•the volume-weighted average of the trading price for the last five consecutive trading days ending on the trading day immediately prior to the effective date of the grant
At December 31, 2024, in addition to the stock options outstanding, 5,434,793 common shares were authorized for issuance under these plans. Options vest fully after three years of continuous employment from the date of grant. All options become exercisable when they vest and can be exercised for a period of seven years from the date of grant for options granted prior to 2019 and ten years from the date of grant for options granted since 2019.
The following table summarizes stock options outstanding at December 31, 2024 and 2023.

		2024		2023
	Note	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)
Outstanding, January 1		7,484,561	61	7,802,108	61
Exercised(1)	30	—	n.a.	(306,139)	60
Forfeited or expired		(938,742)	59	(11,408)	63
Outstanding and exercisable, December 31		6,545,819	61	7,484,561	61
(1)There were no stock options exercised in 2024. The weighted average market share price for stock options exercised in 2023 was $63.

The following table provides additional information about BCE’s stock option plans at December 31, 2024 and 2023.

	Stock options outstanding
	2024			2023
Range of exercise prices	Number	Weighted average remaining life (years)	Weighted average exercise price ($)	Number	Weighted average remaining life (years)	Weighted average exercise price ($)
$50-$59	3,390,928	3	58	4,291,180	3	58
$60 & above	3,154,891	5	65	3,193,381	6	65
	6,545,819	4	61	7,484,561	4	61

Note 32 Additional cash flow information
The following table provides a reconciliation of changes in assets and liabilities arising from financing activities.

	Note	Debt due within one year and long-term debt	Derivative to hedge foreign currency on debt (1)	Dividends payable	Other liabilities (2)	Total
January 1, 2024		36,177	(153)	910	78	37,012
Cash flows from (used in) financing activities
Increase in notes payable		1,817	128	—	—	1,945
Issue of long-term debt		3,834	—	—	—	3,834
Repayment of supplier finance arrangements (2)		(78)	—	—	—	(78)
Repayment of long-term debt		(3,289)	64	—	—	(3,225)
Cash dividends paid on common and preferred shares		—	—	(3,800)	—	(3,800)
Cash dividends paid by subsidiaries to non-controlling interests	36	—	—	(68)	—	(68)
Other financing activities		(27)	—	—	(4)	(31)
Total cash flows from (used in) financing activities excluding equity		2,257	192	(3,868)	(4)	(1,423)

Non-cash changes arising from
Increase in lease liabilities		774	—	—	—	774
Dividends declared on common and preferred shares		—	—	3,827	—	3,827
Dividends declared by subsidiaries to non-controlling interests		—	—	68	—	68
Effect of changes in foreign exchange rates		987	(987)	—	—	—
Business acquisitions	4	120	—	—	—	120
Reclassification to liabilities held for sale	16	(10)	—	—	—	(10)
Additions to supplier finance arrangements		58	—	—	—	58
Other		141	(27)	(4)	(69)	41
Total non-cash changes		2,070	(1,014)	3,891	(69)	4,878
December 31, 2024		40,504	(975)	933	5	40,467
(1)Included in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
(2)Included in Repayment of long-term debt in the statements of cash flows.
59 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

	Note	Debt due within one year and long-term debt(1)	Derivative to hedge foreign currency on debt (2)	Dividends payable	Other liabilities	Total
January 1, 2023		31,920	(307)	867	253	32,733
Cash flows from (used in) financing activities
Decrease in notes payable		(646)	—	—	—	(646)
Issue of long-term debt		5,195	—	—	—	5,195
Repayment of supplier finance arrangements (3)		(81)	—	—	—	(81)
Repayment of long-term debt		(1,777)	—	—	—	(1,777)
Repurchase of financial liability		—	—	—	(149)	(149)
Cash dividends paid on common and preferred shares		—	—	(3,668)	—	(3,668)
Cash dividends paid by subsidiaries to non-controlling interests	36	—	—	(47)	—	(47)
Other financing activities		(24)	—	—	—	(24)
Total cash flows from (used in) financing activities excluding equity		2,667	—	(3,715)	(149)	(1,197)

Non-cash changes arising from
Increase in lease liabilities		1,562	—	—	—	1,562
Dividends declared on common and preferred shares		—	—	3,717	—	3,717
Dividends declared by subsidiaries to non-controlling interests		—	—	47	—	47
Effect of changes in foreign exchange rates		(169)	169	—	—	—
Business acquisitions	4	5	—	—	—	5
Business disposition	4	(93)	—	—	—	(93)
Reclassification to liabilities held for sale	16	(7)	—	—	—	(7)
Additions to supplier finance arrangements		68	—	—	—	68
Other		224	(15)	(6)	(26)	177
Total non-cash changes		1,590	154	3,758	(26)	5,476
December 31, 2023		36,177	(153)	910	78	37,012
(1)We have reclassified amounts from the previous period to make them consistent with the presentation for the current period.
(2)Included in Other current assets, Other non-current assets and Trade payables and other liabilities in the statements of financial position.
(3)Included in Repayment of long-term debt in the statements of cash flows.

Note 33 Remaining performance obligations
The following table shows revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at December 31, 2024.

	2025	2026	2027	2028	2029	Thereafter	Total
Bell CTS	2,944	1,663	657	314	132	425	6,135
When estimating minimum transaction prices allocated to the remaining unfulfilled, or partially unfulfilled, performance obligations, BCE applied the practical expedient to not disclose information about remaining performance obligations that have an original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer.

Note 34 Commitments and contingencies
Commitments
The following table is a summary of our contractual obligations at December 31, 2024 that are due in each of the next five years and thereafter.

	2025	2026	2027	2028	2029	Thereafter	Total
Commitments for property, plant and equipment and intangible assets	1,747	1,133	589	304	307	1,109	5,189
Purchase obligations	711	617	381	257	240	612	2,818
Planned acquisition of Ziply Fiber	7,000	—	—	—	—	—	7,000
Leases committed not yet commenced	6	1	—	—	—	—	7
Total	9,464	1,751	970	561	547	1,721	15,014
Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.
Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.
On November 4, 2024, BCE announced that Bell Canada had entered into an agreement to acquire Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the United States, for approximately $3.65 billion in U.S. dollars (approximately $5 billion in Canadian dollars) in cash and the assumption of outstanding net debt of approximately $1.45 billion in U.S. dollars (approximately $2 billion in Canadian dollars) to be rolled over at transaction close, representing a transaction value of approximately $5.1 billion in U.S. dollars (approximately $7 billion in Canadian dollars). The transaction is subject to certain customary closing conditions and the receipt of certain regulatory approvals including the Federal Communications Commission and approvals by state Public Utilities Commissions and, as such, there can be no assurance that the transaction will ultimately be consummated. The proposed acquisition is expected to close in the second half of 2025.
Our commitments for leases not yet commenced include real estate, OOH advertising spaces and fibre use. These leases are non-cancellable.
Contingencies
As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the Canadian Radiotelevision and Telecommunications Commission (CRTC) significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to fibre-to-the-node (FTTN) or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016.
The August 2019 decision was stayed, first by the Federal Court of Appeal and then by the CRTC, with the result that it never came into effect. In response to review and vary applications filed by each of Bell Canada, five major cable carriers (Cogeco Communications Inc., Bragg Communications Inc. (Eastlink), Rogers Communications Canada Inc., Shaw Communications Inc. and Videotron Ltée) and Telus Communications Inc., the CRTC issued Decision 2021-181 on May 27, 2021, which mostly reinstated the rates prevailing prior to August 2019 with some reductions to the Bell Canada rates with retroactive effect to March 2016. As a result, in Q2 2021, we recorded a reduction in revenue of $44 million in our income statements.
While there remains a requirement to refund monies to third-party Internet resellers, the establishment of final wholesale rates that are similar to those prevailing since 2019 reduces the impact of the CRTC’s long-running review of wholesale Internet rates. The largest reseller, TekSavvy Solutions Inc. (TekSavvy), obtained leave to appeal the CRTC’s decision of May 27, 2021 before the Federal Court of Appeal. On July 22, 2024, the Federal Court of Appeal issued a decision rejecting TekSavvy’s appeal of Decision 2021-181 pursuant to which the CRTC had, in May 2021, mostly reinstated wholesale Internet rates prevailing prior to August 2019. On September 30, 2024, TekSavvy sought leave to appeal that decision to the Supreme Court of Canada. The decision was also challenged in three petitions brought by TekSavvy, the Canadian Network Operators Consortium Inc. and National Capital Freenet before Cabinet, but on May 26, 2022, Cabinet announced it would not alter the decision.
In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 6, 2025, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have
61 BCE Inc. 2024 ANNUAL FINANCIAL REPORT

a material and negative effect on our financial statements. We believe that we have strong defences and we intend to vigorously defend our positions.

Note 35 Related party transactions
Subsidiaries
The following table shows BCE’s significant subsidiaries at December 31, 2024. BCE has other subsidiaries which have not been included in the table as each represents less than 10% individually and less than 20% in aggregate of total consolidated revenues.
All of these significant subsidiaries are incorporated in Canada and provide services to each other in the normal course of operations. The value of these transactions is eliminated on consolidation.

	Ownership percentage
Subsidiary	2024	2023
Bell Canada	100%	100%
Bell Mobility Inc.	100%	100%
Bell Media Inc.	100%	100%
Transactions with joint arrangements and associates
During 2024 and 2023, BCE provided communication services and received programming content and other services in the normal course of business on an arm’s length basis to and from its joint arrangements and associates. Our joint arrangements and associates include MLSE, Glentel Inc. and Dome Productions Partnership. From time to time, BCE may be required to make capital contributions in its investments.
In 2024, BCE recognized revenues and incurred expenses with our joint arrangements and associates of $9 million (2023 – $12 million) and $150 million (2023 – $200 million), respectively.
BCE Master Trust Fund
Bimcor Inc. (Bimcor), a wholly-owned subsidiary of Bell Canada, is the administrator of the Master Trust Fund. Bimcor recognized management fees of $14 million for 2024 and $15 million for 2023 from the Master Trust Fund. The details of BCE’s post-employment benefit plans are set out in Note 27, Post-employment benefit plans.
Compensation of key management personnel
The following table includes compensation of key management personnel for the years ended December 31, 2024 and 2023 included in our income statements. Key management personnel have the authority and responsibility for overseeing, planning, directing and controlling our business activities and consists of our Board of Directors and our Executive Leadership Team.

For the year ended December 31	2024	2023
Wages, salaries, fees and related taxes and benefits	(19)	(28)
Post-employment benefit plans and OPEBs cost	(3)	(3)
Share-based compensation	(26)	(30)
Key management personnel compensation expense	(48)	(61)

Note 36 Significant partly-owned subsidiary
The following tables show summarized financial information for our subsidiary with significant non-controlling interest (NCI).
Summarized statements of financial position

	CTV Specialty(1) (2)
For the year ended December 31	2024	2023
Current assets	423	466
Non-current assets	733	941
Total assets	1,156	1,407
Current liabilities	164	153
Non-current liabilities	92	239
Total liabilities	256	392
Total equity attributable to BCE shareholders	631	707
NCI	269	308
(1)At December 31, 2024 and 2023, the ownership interest held by NCI in CTV Specialty Television Inc. (CTV Specialty) was 29.9%. CTV Specialty was incorporated and operated in Canada as at such dates.
(2)CTV Specialty's net assets at December 31, 2024 and 2023 include nil and $7 million, respectively, directly attributable to NCI.
Selected income and cash flow information

	CTV Specialty(1)
For the year ended December 31	2024	2023
Operating revenues	991	969
Net earnings	100	209
Net earnings attributable to NCI	31	65
Total comprehensive income	108	196
Total comprehensive income attributable to NCI	34	61
Cash dividends paid to NCI	68	47
(1)CTV Specialty's net earnings and total comprehensive income include $2 million and $3 million directly attributable to NCI for 2024 and 2023, respectively.

63 BCE Inc. 2024 ANNUAL FINANCIAL REPORT